SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



07073984

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934



For the Month of July 2007

Commission File Number: 000-11456

ELRON ELECTRONIC INDUSTRIES LTD.

(Translation of Registrant's Name into English)

The Triangle Building, 42nd Floor
3 Azrieli Center
Tel Aviv 67023
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): XX

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Attached hereto and incorporated by reference herein is a copy of the annual report to security holders of Elron Electronic Industries Ltd. for the year ended December 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By: 
Paul Weinberg,
General Counsel and Corporate Secretary

Dated: August 6, 2007

KL2 2517433.1

Index to Exhibits

Exhibit No.	Exhibit
99.1	Annual Report to Security Holders

Exhibit 99.1

Annual Report to Security Holders


ELRON

Innovation is our Business

ELRON ELECTRONIC INDUSTRIES LTD.

A member of the IDB Holding Group

Annual Report 2006

Identifying the next technology breakthrough

Building the next industry leaders

Innovation

Leonardo da Vinci has become an everlasting symbol for his merging of science, engineering and art - all sharing the common thread of innovation.

We at Elron see our role as harnessing innovative technologies and transforming them into viable solutions with the potential of making a global impact.

Table of Contents

Certain statements made throughout this document may be forward-looking in nature, involving known and unknown risks, uncertainties and other factors which may cause the actual results, performance and achievements of Elron to be materially different from any future results, performance and achievements implied by such forward-looking statements.

Letter to Shareholders

DEAR SHAREHOLDERS,

During 2006, the majority of our group companies achieved major developments and important milestones in their respective fields, creating a solid and highly promising group of companies with significant potential to enhance shareholder value in the year ahead.

Throughout 2006, our group companies were successful in raising substantial funding from both current and new investors, making significant progress in regulatory processes and moving from R&D phases to launching and commercializing their products. Several of our companies completed important mergers and acquisitions that will ensure accelerated growth over the next few years.

Always on the lookout for innovation, this year saw Elron's entry into the new and exciting field of Clean Technologies investing in two new companies: Atlantium at the end of 2006 and AqWise at the beginning of 2007. Elron's investment of $10 million out of a $17 million financing round in Atlantium – a promising company in the field of water disinfection, constituted one of this year's largest investments in the growing field of water technologies.

MEDICAL DEVICES – REVOLUTIONIZING DIAGNOSIS AND TREATMENT

Throughout the course of this year, all our Medical Devices companies made significant progress and reached several important milestones. Moreover, two of our group companies in this field – Given Imaging and BrainsGate - were acknowledged for their unique innovation by the World Economic Forum.

Given Imaging (NASDAQ: GIVN and TASE, a 21% Elron company), continued to redefine the way gastrointestinal (GI) diagnosis is performed. For GI physicians in clinics and hospitals, Given Imaging is recognized as the gold standard in detecting diseases of the small intestine, resulting in more accurate diagnosis of a range of gastrointestinal disorders. On January 1st, 2007, the company announced receipt of an insurance reimbursement code for its second diagnostic capsule, the esophageal capsule used to diagnose the upper gastrointestinal tract. It also announced the commencement of clinical trials for FDA approval of its third capsule for colon diagnostics, thus expanding overall global sales potential. The transition from a single product company to a multi-product company coupled with Given Imaging's increasing global sales will undoubtedly serve as the basis for the company's significant future growth.

Galil Medical (a 21% Elron company), completed a $52 million round of financing led by three US venture capital funds, and completed the successful acquisition of Oncura's urology related cryotherapy business. Galil Medical is making significant inroads with its innovative cryotherapy platform used for minimally invasive treatment for prostate and kidney cancer and is well on its way to becoming a global leader in this field. The company is continuing to develop further solutions in the field of women's health for conditions such as uterine fibroids and breast fibroderoma.

Two of our medical device companies, **NuLens** (a 29% Elron company), a developer of the first full accommodative lens, and **BrainsGate** (a 22% Elron company), a developer of an innovative



treatment platform based on neuro-stimulation technology designed for patients suffering from Central Nervous System (CNS) diseases, began human clinical trials, constituting a major step in the development of their respective products.
Furthermore, **Impliant** (a 22% Elron company) began clinical trials for FDA approval for its novel posterior motion preservation system, presenting an alternative treatment for spine surgery.

Medingo (a 50% Elron company), catering specifically to the needs of insulin-dependent diabetic patients with its innovative miniature disposable insulin pump, made significant progress towards receiving FDA approval during 2007.

This year also presented the opportunity to invest in a new medical device company - **Neurosonix** (a 16% Elron company), which has conceived, developed and patented a medical device for the prevention of acute cerebral embolism during open-heart cardiac surgery as well as other invasive and minimally-invasive procedures. Ex-vivo and in-vivo studies have already been conducted with promising results regarding the safety and efficacy of the technology. Clinical trials in humans started during 2006.

INFORMATION AND COMMUNICATIONS TECHNOLOGY - ENABLING GLOBAL ACCESS

NetVision (an 18% Elron company, TASE: NTSN), which had a successful IPO in 2005, almost doubled its market value during 2006. On January 25th 2007, NetVision completed the acquisition of Barak International Telecommunications Services and GlobCall Communications, creating a company with over $250 million in revenues. NetVision is currently one of Israel's largest internet service providers and international telephony suppliers, and a major force in Israel's dynamic Internet and telecommunications market.

This year also saw several of our information and communications technology companies commercially launching their products. **Starling** (a 50% Elron company), a developer of innovative airborne broadband Internet connectivity solutions for commercial aircrafts and private jets, is in the final phase of flight tests.

Wavion (a 38% Elron company), a provider of wireless access points for Wi-Fi networks based on high performance, smart antenna beam-forming technology, has commenced beta tests at several customer sites.

Enure Networks (a 41% Elron company), a broadband services management and home networks solutions provider, received its first large order from a large telecommunications operator.

Teledata (a 21% Elron company), a provider of wireline telephony access solutions for telecommunications operators, underwent significant organizational changes during 2006 to support renewed revenue growth in 2007.



SEMICONDUCTOR TECHNOLOGIES FORGE AHEAD

In our semiconductor group of companies **ChipX** (a 29% Elron company), completed the acquisition of some of the US-based business assets of Oki Semiconductor Co., a global semiconductor company headquartered in Japan. This transaction will result in doubling ChipX' sales volume in 2007 and will position the company as a major supplier of structured ASIC, embedded array and standard cell solutions throughout North America.

Jordan Valley (a 27% Elron company), a leader in the field of in-line, thin film metrology equipment for semiconductor fabs, significantly increased its sales and orders backlog in 2006 and expects continued growth during 2007.

SELA (a 39% Elron company), continued to make progress in the development of innovative solutions for failure analysis processes which are expected to be launched during 2007.

In December 2006, **3DV Systems** (a 45% Elron company), completed the first of two installments of a $15 million investment round led by new investor Kleiner Perkins Caufeild and Byers, a leading US venture capital fund and Pitango Venture Capital, a leading Israeli venture capital fund. 3DV Systems developed a unique real time, high resolution three dimensional video capture technology with the potential to revolutionize human-machine interface applications, commencing with video gaming and PC web camera applications.

CLEAN TECHNOLOGY – AN OCEAN OF OPPORTUNITIES

As mentioned above, this year marked Elron's entrance into the fast growing field of Clean Technology with an initial investment in two new companies. Elron invested $10 million in **Atlantium** (a 32% Elron company), a promising water technology company specializing in the development of innovative hydro-optic water disinfection solutions. These solutions provide unprecedented microbe inactivation for water-intensive applications, serving both industrial and municipal markets. At the beginning of 2007, Elron invested $3.4 million in **AqWise** (a 34% Elron company), after recognizing the vast potential of the company's biological wastewater treatment technology which has been successfully implemented in over 20 municipal and industrial plants worldwide.

AMT (a 34% Elron company), which develops solutions based on amorphic metals advanced materials technology, completed a $14 million round of financing led by Shamrock Israel Growth Fund, a leading Israeli private equity fund. With the new investment funds and a new management team on board, AMT is well positioned for enhanced growth in 2007 with its innovative cost-effective under-floor heating products as well as unique security, authentication and smart tag solutions.

Elron plans to continue leading investments in environmental and clean technologies throughout 2007.



RDC CONTINUES TO YIELD NEW IDEAS

Our subsidiary, RDC - Rafael Development Corporation (RDC), is aimed at commercializing defense technologies developed in Rafael, the largest research and development entity of the Israeli Ministry of Defense.

In spite of a legal disagreement with Rafael, which we are confident will be resolved during 2007, our ongoing cooperation with Rafael continues to benefit RDC's group of companies and to yield new ideas and investments.

INVESTMENTS AND EXITS

During 2006, RDC and Elron invested $53.8 million in new and existing group companies, and as a major investor in the Israeli high-tech industry, we shall continue investing significant resources throughout 2007.

At the end of 2006, we sold our holdings in **Partner Communications** for $40 million. Elron was one of Partner's founding shareholders and throughout the years monetized a $160 million value of holdings in Partner, which constituted one of our most profitable investments.

By year's end Elron Shareholders' equity amounted to $297.5 million, representing approximately 91% of total assets, with cash resources of $123.5 million.

We enter 2007 with a group of promising companies, and a strong financial base, which we shall use to continue building shareholder value.

We are grateful to our employees for their dedication, professionalism and diligence, and we thank our shareholders for their continued trust and support.

As we embark on a new year, we shall continue implementing our vision of creating lasting shareholder value by identifying and transforming promising Israeli technology companies into global industry leaders.

We invite you to join us on our voyage into the future.

Sincerely,

Doron Birger
President and CEO

Arie Mientkavich
Chairman of the Board





ISRAELI INNOVATION LEADS THE WAY

Elron is dedicated to harnessing the technological creativity and entrepreneurial spirit of Israel's fertile high-tech arena, to create companies that meet clearly defined global needs. Elron companies have surged ahead by leveraging Israel's unique human capital, vast research and development resources, and the world-leading achievements of Israel's universities, scientific institutions and defense laboratories.

45 YEARS OF LEADERSHIP IN THE HIGH-TECH ARENA

A pioneer in Israeli high-tech since 1962, Elron has been instrumental in the success of high growth enterprises in fields such as *medical devices and imaging, advanced defense electronics*, information technology, software and services, telecommunications and semiconductors. Elron is well known in Israeli and global markets for its impressive track record of identifying and building successful technology companies. Current Elron companies include *Given Imaging* (NASDAQ: GIVN) and *Netvision* (TASE: NTSN), while past successes included Elbit Systems (NASDAQ: ESLT), Orbotech (NASDAQ: ORBK), Zoran (NASDAQ: ZRAN) and Elscint.

Over the years Elron has facilitated the growth of high-tech ventures in diverse fields and stages, generating an impressive record of IPOs, mergers and acquisitions and exits. Elron's exit and M&A record in the past decade totaled over $2 billion, of which Elron's proceeds were over $800 million. Elron also initiated 10 public offerings of its group companies, primarily on NASDAQ.

UNIQUE ACCESS TO CUTTING-EDGE TECHNOLOGIES

RDC – Rafael Development Corporation (RDC) was established in 1993 by Elron and Rafael, the principal research and development entity of the Israeli Ministry of Defense. RDC combines Rafael's extensive scientific know-how, advanced research and development capabilities, technological innovation and resourcefulness with Elron's strong financial base, access to capital markets, management skills and strategic expertise. Through RDC, Elron initiates and develops new companies, leveraging its exclusive access to commercialize the military technologies of Rafael. RDC is actively involved in all the business aspects of its companies, from inception to maturity, promoting innovation and professionalism throughout the entire life cycle of a company.

An example of RDC's active end-to-end involvement in the growth of its companies is Given Imaging (NASDAQ: GIVN). Rafael's world-leading research and development teams invented a unique technology for military purposes and RDC identified the potential civilian applications of this technology, joining Elron to provide essential financial, business and strategic support. Today, Given Imaging is a solid multi-national enterprise and a world leader in its field.

FINANCIAL STABILITY ENABLING LONG-TERM VIEW

Elron is publicly traded on the NASDAQ and Tel Aviv Stock Exchanges (NASDAQ & TASE: ELRN) and benefits from a strong balance sheet, solid financial ratios and extensive internal resources. This enables a long-term view, providing Elron's group companies with the peace of mind necessary to build the best infrastructure for facilitating rapid growth.

Elron is part of the IDB Holding Group. IDB is one of the largest and most diversified holding groups in Israel, encompassing some of the most influential business enterprises in the Israeli economy with interests in insurance and the capital markets, communications, technology, industry, real estate development, retail, trade and tourism.


RDC
Rafael Development Corporation LTD.


IDB GROUP IDB קבוצת
IDB

Our Vision

is to create lasting shareholder value by identifying, building and sustaining promising innovative Israeli high-tech companies with the potential of becoming global industry leaders.

FROM PROMISING IDEAS TO WORLD LEADING COMPANIES

Today, Elron has significant holdings in more than 20 high-tech companies in various stages of development, primarily in the fields of Medical Devices, Information & Communications Technology, Semiconductors and Clean Technology. Elron is constantly and actively looking for new and exciting ventures to continue building tomorrow's global leaders.

Elron acts as a founding or major shareholder in almost every one of its group companies. Elron's group companies benefit not only from Elron's strong financial backing, but also from its extensive strategic expertise in all aspects of establishing and developing profitable high-growth companies.

GIVING BACK TO ISRAELI SOCIETY

As part of Israeli society, Elron is committed to social responsibility and affecting social change in Israel by increasing awareness and access to technology. Elron supports and sponsors various non profitable organizations, helping underprivileged areas and promoting young entrepreneurs.

As of March 2007

Elron Group Structure

Directly and indirectly through RDC, a 50.1% owned subsidiary

Medical Devices

Given Imaging (21%)
NASDAQ: GIVN
16% directly
9% by RDC

Galil Medical (21%)
12% directly
18% by RDC

Impliant (22%)

BrainsGate (22%)

NuLens (29%)

Notal Vision (23%)

Medingo (50%)
100% by RDC

Neurosonix (16%)

ICT (Information & Communications Technology)

NetVision (18%)
TASE: NTSN

Wavion (38%)

Starling (50%)
27% directly
46% by RDC

Teledata (21%)

Enure (41%)

Safend (26%)

Semiconductors

ChipX (29%)

3DV Systems (45%)
26% directly
37% by RDC

Jordan Valley (27%)

SELA (39%)
12% directly
54% by RDC

Innovation is our Business


ELRON

Innovation is our Business

Medical Devices

Given Imaging

Galil Medical

Impliant

BrainsGate

NuLens

Notal Vision

Medingo

Neurosonix

Medical Devices

Given Imaging

Galil Medical

Impliant

BrainsGate

NuLens

Notal Vision

Medingo

Neurosonix



Medical Devices





GIVEN® IMAGING

Expanding the scope of GI



Given Imaging - a 21% Elron company (directly and indirectly through RDC)

PillCam™ capsule endoscopy

Given Imaging has redefined gastrointestinal diagnosis with its innovative, patient-friendly products for early detection of gastrointestinal disorders. The company developed, and currently provides products for PillCam™ capsule endoscopy, the company's flagship application.

The company's technology platform features the PillCam™ video capsule, a disposable, miniature video camera contained in an ingestible capsule, a sensor array, data recorder and RAPID® software.

Given Imaging has four commercially available capsules:

- The PillCam™ SB video capsule which is used to visualize the entire small intestine, is currently marketed in the United States and throughout an additional 60 countries; more than 450,000 patients worldwide have benefited from the PillCam™ capsule endoscopy procedure thus far.
- The PillCam™ ESO video capsule which is used to visualize the esophagus. PillCam™ ESO Received CPT code as of January 1st, 2007.
- The PillCam™ COLON video capsule which is used to visualize the colon. PillCam™ COLON has been cleared for marketing in the European Union, and multi-center clinical trials are underway in Europe and the U.S.
- The Agile™ patency capsule which is used to determine the free passage of the PillCam™ capsule in the GI tract.

Given Imaging's shares are traded on the Tel Aviv Stock Exchange and on NASDAQ (GIVN). In 2006, the company reported sales totaling $95 million.

Given Imaging's headquarters, manufacturing, and R&D facilities are located in Yoqneam, Israel, with direct sales and marketing operations in the USA, Germany and France, as well as local offices in Japan, Spain, and Australia.

www.givenimaging.com


GALILMEDICAL



Galil Medical - a 21% Elron company (directly and indirectly through RDC)

Minimally invasive cryotherapy treatments for malignant and benign tumors

Galil Medical develops, manufactures and markets innovative cryotherapy systems incorporating powerful freezing technology and revolutionary cryoablation needles for minimally invasive treatments of both malignant and benign tumors. Galil Medical's cryotherapy systems have been widely used worldwide for the treatment of prostate and kidney cancer. The newly launched Presice™ Cryoablation System features innovative IceVue™ planning software for preoperative procedure simulation and Multi-point Thermal Sensors (MTS) for procedure control and excellent clinical results. Next generation systems are currently being developed for women's health conditions as well as liver, lung and bone cancer.

Galil Medical's cryotherapy platform accurately delivers sub-zero temperatures to targeted tissue with the aid of proprietary cryoablation needles. The ultra-thin 17-gauge needles, designed for percutaneous insertion, assure minimal discomfort and rapid recovery for patients. The integration of Galil Medical's cryotherapy systems with high resolution imaging modalities, including ultrasound, CT or MRI, enables a high level of control for needle placement and positioning, ice ball formation and the freezing process. Real-time temperature monitoring controls the impact to adjacent healthy tissue for increased safety and efficacy.

Galil Medical is headquartered in Yoqneam, Israel with offices in the USA and in the UK.

www.galil-medical.com



Impliant - a 22% Elron company

Spine arthroplasty solutions as an alternative to spinal fusion surgery

Impliant develops novel spine arthroplasty implant devices for motion preservation.

The company is currently developing the Total Posterior Spine™ System (TOPS™ System), a mobile posterior implant designed to alleviate pain resulting from spinal stenosis, with or without degenerative facet arthrosis and spondylolisthesis. Following a laminectomy and medial facetectomy, the device is attached to the spine via four pedicle screws using a standard posterior surgical procedure that stabilizes the affected vertebral level while allowing motion.

The TOPS™ System is the first system of its kind to address the needs of some 150,000 patients worldwide who undergo spinal fusion surgery each year and who could benefit from a posterior motion preservation system as an alternative to spinal fusion surgery. The company received CE approval for the TOPS™ System and TOPS-on-Fusion™ System, began its FDA clinical trials at the end of 2006 and anticipates launching the product family at the end of 2007.

Impliant is *headquartered in New Jersey*, USA with research facilities in Israel.

www.impliant.com



BrainsGate
A new Path to Hope



BrainsGate - a 22% Elron company

Electrical SPG stimulation

BrainsGate is committed to developing innovative therapies for patients suffering from Central Nervous System (CNS) diseases. BrainsGate's platform technology involves electrical stimulation of the Spheno-Palatine Ganglion (SPG) designed to increase cerebral blood flow.

BrainsGate is exploring several applications for its technology, and is currently focusing on treatment of acute ischemic stroke as the main application. Future applications include brain drug delivery, vascular dementia, Alzheimer's disease and more.

Based on its proprietary technology, the company has developed the NeuroPath™ System, based on a miniature electrode implanted in the roof of the mouth using minimally invasive surgery.

BrainsGate is headquartered in Ra'anana, Israel.

www.brainsgate.com



NuLens - a 29% Elron company

Accommodative IntraOcular Lens (IOL) technology

NuLens develops Real Accommodating IntraOcular Lens (RA-IOL) technologies, used in various ophthalmic treatments. NuLens' innovations promise to lead the IOL market for refractive lens exchange and cataract surgery. Refractive lens exchange is increasingly becoming the preferred procedure for the treatment of presbyopia, a condition that affects almost everyone over the age of 45 and is characterized by loss of near vision. The aim is to provide an intraocular lens that can replace the natural crystalline lens and provide clear viewing at all distances. NuLens' technology has the potential to provide over *10 diopters of accommodative power.*

NuLens is headquartered in Herzliya, Israel with offices in Spain.

www.nu-lens.com

> *"Elron's understanding that building global leading companies, such as Given Imaging, requires a long-term view, enables us to focus on setting the foundation for future growth and to become the innovator and the world leader in capsule endoscopy."*
>
> \- Homi Shamir, CEO, Given Imaging


NOTAL VISION™



Notal Vision - a 23% Elron company

Early detection and monitoring of AMD

Notal Vision has developed the first comprehensive diagnostic solution for early detection and frequent monitoring of Age-Related Macular Degeneration (AMD), the leading cause of blindness in the Western world. The patented Preferential Hyperacuity Perimetery - PHP™ platform, is designed to detect and monitor the progression of the disease in a non-invasive manner. Notal Vision's PHP™ device received FDA clearance in March 2002 and as of 2003 began commercial sales helping those suffering from early stage AMD to monitor the progress of the disease and receive timely treatment aimed at saving their eyesight.

In cooperation with TLC Vision (NASDAQ: TLSV), Notal Vision is currently in the development stage of a diagnostic solution for home monitoring of AMD, which is expected to be launched in 2008.

Notal Vision is headquartered in Tel Aviv, Israel.

www.notalvision.com



Medingo - a 50% Elron company (indirectly through RDC)

First discreet insulin patch

Medingo caters specifically for the needs of insulin-dependent diabetic patients. The company develops a miniature insulin dispensing patch that uses no tubes, is discreet and simple to use. The insulin patch can be placed under clothing on any desired part of the body without interfering with the patient's daily activities.

The device is comprised of two main parts: A miniature dispensing patch, and a separate remote control unit, which allows patients to program the system and deliver insulin remotely. The remote control includes an integrated blood glucometer which eliminates the need of carrying another device.

In addition to insulin delivery, this technology may serve as a platform for other applications, including glucose sensing and pain control. The company's core technology is based on the research and development of Rafael, the principal research and development entity of the Israeli Ministry of Defense.

Medingo is headquartered in Yoqneam, Israel.

www.medingo.com

> *"Elron's in-depth understanding of market trends together with RDC's access to Rafael's unique state-of-the-art defense technologies has helped Medingo to quickly respond to clear market needs, paving the way for the development of next-generation technologies for diabetic patients.*
>
> - Avishai Friedman, Medingo's Chairman of the Board and President and CEO of RDC"


Neurosonix



Neurosonix - a 16% Elron company

Non-invasive brain-shield against cerebral embolism during cardiac surgery

Cerebral embolism is considered a major source of brain damage during cardiac invasive and minimally invasive procedures.

Neurosonix' first device, the EmBlocker™, incorporates proprietary ultrasound-based technology, providing protection against cerebral embolism *during cardiac open heart procedures*. The EmBlocker™ uses ultrasonic energy to non-invasively divert embolic materials away from the cerebral arteries, in order to reduce post-operative brain damage and neurological complications.

Ex-vivo and in-vivo studies of the EmBlocker™ have been successfully performed and a first-in-man clinical trial, conducted in 2006 in The Netherlands, showed promising initial safety and efficacy results.

Neurosonix is headquartered in Rehovot, Israel.

www.neurosonix.co.il

ICT (Information & Communications Technology)

- NetVision
- Wavion
- Starling
- Teledata
- Enure
- Safend







ICT (Information & Communications Technology)

- NetVision
- Wavion
- Starling
- Teledata
- Enure
- Safend

NETVISION



NetVision - an 18% Elron Company

Internet service provider (ISP) and international telephony supplier

NetVision pioneered the Internet service in Israel and is currently one of the leading Internet service providers in the country, as well as the market leader for information security solutions for private and business customers.

NetVision recently completed the acquisition of Barak International Telecommunications Services and GlobCall Communications, making it Israel's largest Internet Service Provider and international telephony supplier as well as a dynamic force in the Internet and telecommunications market, with approximately $250 million in revenues. After the merger with Barak, NetVision holds 37% market share of Internet services and international calls in Israel.

NetVision's content department provides a variety of content-based products and premium content packages for its customers, both in the consumer and business sectors. In addition to Internet-related services, it has a popular portal and a leading shopping, entertainment and leisure website.

> "*We have been extremely fortunate in having shareholders such as Elron on our side since our inception, especially during our IPO and the recent merger with Barak and GlobCall which has positioned us as a leader in the dynamic and highly competitive Israeli Internet and international telephony markets.*"
>
> \- Ravit Barniv, Former CEO, NetVision

Through its subsidiary, NetWise, NetVision also offers application development services, specializing in complex Internet and Intranet systems and B2C applications.

NetVision is traded on the Tel Aviv Stock Exchange (NTSN). In 2006, the company reported revenues of approximately $96 million.

NetVision is headquartered in Haifa, Israel.

www.netvision.net.il

WAV ON



Wavion - a 38% Elron company

Metropolitan wireless connectivity

Wavion develops and provides innovative solutions that enable carriers to extend Wi-Fi networks from the home and office into metro areas by dramatically enhancing the coverage, capacity and cost-effectiveness of such deployments.

Wavion addresses operator needs in multiple deployment scenarios, including public access WLANs, first responder networks and broadband access networks.

Superior economics in deployment and operating costs are offered to service providers by Wavion's next-generation metro access points that cover two to three times the area, and deliver up to four times the downstream capacity of conventional access points resulting in superior service levels for high bandwidth applications.

Wavion is headquartered in Yoqneam, Israel with marketing and sales offices in the USA.

www.wavionnetworks.com



Starling
Advanced Communications



Starling Advanced Communications - a 50% Elron company (directly and indirectly through RDC)

Airborne broadband Internet connectivity

Starling specializes in the development, design and marketing of SATCOM, low profile antenna systems that enable full featured broadband connectivity on any mobile platform.

Starling's flagship product is the MIJET family of low profile two-way Ku band antenna systems for aircraft, enabling unprecedented in-flight entertainment content and personal communication services. The company's proprietary CoMPA™ (Coherent Multi-Panel Antenna) technology provides data transmission and reception at true broadband bit rates via an exceptionally low profile antenna.

As a world leader in airborne broadband antenna systems Starling's products have been selected as the top choice of service providers in the commercial and private aerospace market.

Starling is headquartered in Yoqneam, Israel.

www.starling-com.com

Teledata NETWORKS



Teledata Networks - a 21% Elron company

Wireline access network solutions

Teledata Networks is a leading global provider of innovative wireline access network solutions for service providers and telecom operators. The company's systems meet the needs of residential, SOHO (Small Office/Home Office) and business subscribers through a diverse product suite, ranging from multi-service access platforms to multi-service access gateways.

Teledata's technology is optimized for traditional services as well as Triple Play and next-generation network services, offering a seamless bridge from current to future networks. The company's Access Media Gateway functionalities provide complete access network solutions for the replacement of Class 5 switches.

With both VoIP and V5.x integrated network interfaces, together with Broadband IPTV services, Teledata platforms allow operators to implement a gradual and smooth evolution towards next generation multi service networks, without replacing existing infrastructure.

Teledata Networks in headquartered in Herzliya, Israel.

www.teledata-networks.com


ENURE
NETWORKS



Enure Networks - a 41% Elron company

Software for automating the entire life-cycle of home/SOHO networks

Enure Networks provides innovative software solutions for automatic operation of next-generation home/SOHO (Small Office/Home Office) environments that integrate broadband applications and services such as wireless home networks, home security, VOIP and IPTV.

It is the first, and currently only, solution built from the ground up enabling the installation and maintenance of even the most complex home/SOHO networked services, such as VoIP, IPTV, business-critical applications, and converged triple and quadruple play applications to mass markets. As the only truly fully automated solution, Enure's software provides full transparency – eliminating the need for tutorials, self-help manuals, troubleshooting, or any other user or Customer Service Representatives (CSR) involvement.

Downloaded from a service provider's site or from a CD, Enure's software is easily installed in the home network and operates automatically, with no user intervention. It creates a reliable home/SOHO network environment with full scalability of current and new services.

Enure is headquartered in Herzliya, Israel with sales offices in the USA.

www.enurenetworks.com

Safend
Securing Your Endpoints



Safend - a 26% Elron company

Endpoint security solutions

Safend develops comprehensive endpoint security solutions that enable organizations to adopt new technologies and enhance productivity without sacrificing information security while adhering to data privacy standards. Safend's products focus on securing enterprise desktops and laptops by providing visibility and control over wired and wireless connection ports. The company builds robust, ultra-secure solutions that are intuitively managed and virtually impossible to circumvent.

Safend's flagship product monitors real-time traffic and applies a customized, granular security policy over all endpoint ports and interfaces including: Wireless end-points (WiFi, Bluetooth, IrDA) as well as removable and physical storage devices (CD/DVD-RW, disk on key).

Safend is headquartered in Tel Aviv, Israel, with offices in the USA.

www.safend.com














Semiconductors

Semiconductors



Semiconductors




Chip[x]


Chip x

ChipX - a 29 % Elron company

Differentiated Application-Specific Integrated Circuit (ASIC) Solutions

ChipX designs, develops and manufactures high-performance structured Application-Specific Integrated Circuits (ASICs), Embedded Arrays and Standard Cell ASICs. ChipX offers the widest selection of Structured ASICs and Embedded Arrays in the industry, enabling customers to select a solution that best fits their needs. Its ASICs are used by a broad range of electronic systems companies, fabless semiconductor companies and design houses. ChipX Structured ASICs offer dramatically lower Non-Recurring Engineering (NRE) costs and faster time to market than standard cell and other types of hard-wired ASICs. At the same time, they provide significantly higher performance, lower power and lower per-unit cost than Field Programmable Gate Arrays (FPGAs). ChipX Embedded Arrays are a compelling alternative to Standard Cell ASICs because of the time to market advantage they offer and the flexibility and efficiency customers gain when building derivative products or re-spinning designs.

The company's global customer base includes top-tier companies such as Airbus, Boeing, Cisco, GE Medical, Harris, IBM, Lenovo, Lexmark, Lockheed, Lucent, Motorola, Nortel, Pioneer, Raytheon, Rockwell, Samsung, Siemens Medical, Sony, Thales, Thomson, Xerox, XM Radio and Yamaha.

ChipX is headquartered in Santa Clara, California with offices in the UK and R&D facilities in Israel.

www.chipx.com

> *"In a highly cyclical and volatile industry such as semiconductors, long term investment strategy is essential for both shareholders and entrepreneurs. Elron's continued support and guidance throughout the years, as well as its recognition of the need to grow by means of aggressive M&As, has enabled ChipX to effectively become a significant ASIC supplier throughout North America."*
>
> \- Amnon Fisher, CEO, ChipX



3DV Systems



3DV Systems - a 45% Elron company (directly and indirectly through RDC)

3-Dimensional video capture

3DV Systems, a pioneer and world leader in three-dimensional video imaging, has developed a unique video camera technology capable of capturing the depth dimension of objects in real time, enabling it to sense motion and recognize shape within a dynamically defined three dimensional space. The technology can revolutionize man-machine interface in multiple fields. In the initial phase, the company aims to supply camera chipsets to the rapidly growing video gaming and PC webcam markets.

3DV is headquartered in Yoqneam, Israel.

www.3dvsystems.com





Jordan Valley Semiconductors - a 27% Elron company

Metrology solutions based on XRR and XRF technology

Jordan Valley offers a complete inline metrology solution with superior ultra-thin film measurement capability and covers a wide range of applications for current and future technology nodes. The company's proprietary JVX® platform uses multiple X-ray-based technologies to effectively measure thickness, density, roughness, and composition of advanced thin films used in semiconductor processing.

The platform features high throughput, small spot size and low non-destructive energies, which enable a wide range of measurements on product wafers in a high volume manufacturing environment.

Jordan Valley's unique automatic, in-line product wafer metrology platform based on X-ray technology, meets the metrology challenges of the semiconductor industry by enabling powerful non-destructive analysis and characterization of thin film metals and dielectrics on product wafers.

Jordan Valley is headquartered in Migdal Haemek ,Israel with marketing offices in the USA.

www.jordanvalley.com

> *"Elron's financial, technical and operational support has been crucial in transforming our state-of-the-art three dimensional video capture technology into a viable product with the potential to successfully enter the competitive consumer market. Elron's backing was also very instrumental in bringing in first-tier investors such as US-based Kleiner Perkins Caufield & Byers, and Israeli based Pitango Venture Capital."*
>
> \- Zvika Klier, CEO, 3DV


SELA



SELA Semiconductor Engineering Laboratories - a 39% Elron company (directly and indirectly through RDC)

Automated inspection and analysis equipment for the semiconductor industry

SELA develops and manufactures yield enhancement and automation equipment for the semiconductor industry. Its automated sample preparation systems are primarily used by semiconductor manufacturers to prepare samples for Scanning Electron Microscopy (SEM), Transmission Electron Microscopy (TEM) and Atomic Force Microscopy (AFM). The information provided by these tools is critical in developing new manufacturing processes, and controlling and diagnosing problems in existing processes.

The bottleneck in material analysis and defect analysis is often due to the elaborate procedures required for sample preparation. SELA's automated systems can drastically reduce sample preparation time and improve the quality of samples.

The company has more than 250 installed systems worldwide many of which are located at world-leading semiconductor fabrication facilities. SELA's customer base includes companies such as IBM, Samsung, TSMC, Freescale, Renesas, Sony and Texas Instruments.

SELA's headquarters, R&D and manufacturing facilities are located in Yoqneam, Israel and its marketing offices are located in the USA.

www.sela.com

Clean Technology

Atlantium

AqWise

AMT

Clean Technology

Atlantium

AqWise

AMT

Clean Technology



Atlantium
Illuminating Water Technologies



Atlantium - a 32% Elron company

Hydro-optic water disinfection solutions

Atlantium provides innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection (HOD) technology. The company offers a cost-effective and environment-friendly process delivering unprecedented microbe inactivation at industrial and municipal water flow rates.

Atlantium's unique solutions eliminate most of the drawbacks of traditional disinfection methods, while dramatically improving disinfection performance and reliability as well as cutting operational costs. This approach enables Atlantium to successfully compete and prevail over other disinfection methods, such as chlorination, ozonation, traditional UV systems and pasteurization.

Atlantium's solutions address water-intensive applications in a wide range of industries worldwide, such as food and beverage, aquaculture, drinking water, water re-use and desalination. Atlantium's field-proven solutions enable clients to fully meet today's regulatory, operational, safety and environmental challenges.

Atlantium is headquartered in Beit Shemesh, Israel with offices in the USA, China and Australia.

www.atlantium.com

> *"Elron's significant strategic support and added value will undoubtedly provide Atlantium with the tools to accelerate its market penetration, achieve sustainable growth and help build a promising company which has the potential to revolutionize the water disinfection market."*
>
> \- Ilan Wilf, CEO, Atlantium


AqWise
Wise Water Technologies



***AqWise* – Wise Water Technologies - a 34% Elron company**

Advanced biological wastewater treatment solutions

AqWise's patented AGAR® (Attached Growth Airlift Reactor) technology increases capacity and nutrient removal in wastewater treatment plants, utilizing advanced bio film technology. It can be used for upgrading the biological process in existing plants or for application in new plants with limited space. AqWise's technology addresses today's needs for cost-effective wastewater treatment solutions. The company's solutions are successfully implemented worldwide in over 20 municipal and industrial plants, in various fields: pulp and paper, food and beverage, agricultural wastewater, chemical plants and aquaculture farms.

AGAR® is the successful result of more than a decade of intensive research and development in which the fixed bio-film moving bed technology utilizes suspended biomass carriers with extended surface area for bio-film growth.

AqWise is headquartered in Herzliya, Israel with offices in Mexico.

www.aqwise.com

Advanced
Metal Technologies



AMT - Advanced Metal Technologies - a 34% Elron company

Amorphous metal-based heating, authentication and sensing solutions

Advanced Metal Technologies (AMT) is a leading developer of amorphous metal technologies, processes, products and solutions through two main divisions. Intensive R&D employing world renowned scientists has led to the development of specialized solutions for heating, authentication, electronics and other applications.

Industrial Division
The industrial division provides cost-effective heating solutions, based on proprietary technologies for amorphous ribbons and powders. The company develops and produces heating products for indoor, outdoor, agricultural, transportation and industrial heating applications. AMT's amorphous ribbons enable the production of heating elements that are significantly more effective than conventional crystalline wires, due to their large transfer area, low mass and low heating temperature. AMT's heating solutions are currently sold in European and American markets through distribution partners.

Technology Division
AMT is a unique producer of continuous industrial-grade glass-coated amorphous magnetic microwires developing a variety of applications for identification, authentication, sensing and shoplifting prevention. The company offers smart labels, smart tags, dedicated readers and detection systems suitable for a wide range of applications. The division is active in the field of brand protection, authentication and diversion prevention. In the sensing market, it offers wireless temperature sensors for a variety of applications in automotive, aerospace and life science fields.

The technology division also develops amorphous magnetic transformers cores enabling the miniaturization of elements, higher currents, higher frequencies and tougher working conditions. It also develops and markets nano-crystalline cores, as well as the next generation of clean transformers for power companies, representing a breakthrough in terms of environmental friendliness, energy conservation, efficiency and operational cost saving.

AMT is headquartered in Even Yehuda, Israel.

www.amt.co.il

Financial Statements



Financial Statements



For the year ended December 31, 2006



Table of Contents

Management Report for 2006

The following discussion should be read in conjunction with our consolidated financial statements for the year ended December 31, 2006 and the notes thereto, which are included in this Annual Report. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

OVERVIEW

We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical imaging, advanced defense electronics, telecommunications, semiconductors and software products and services. Elron's group companies currently comprise of a group of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors.

Our activities range from operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which require investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities. The nature of our business, therefore, will result in volatility in our results of operations, depending on the transactions that occur within a particular period.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies to the extent they are accounted by us under the consolidation or equity method of accounting.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings as well as the impact of any dividends or distributions to our shareholders. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

TREND INFORMATION

Technology industries are affected by economic trends and the condition of the capital markets. Since the second half of 2003, there has been a recovery in the technology sectors and capital markets from the downturn which commenced in 2001. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic and other investors in private placements completed by some of our group companies. In addition, we recorded significant gains from realizing certain of our holdings, mainly in 2004 as a result of the sale of our holdings in Elbit Systems Ltd. (Nasdaq: ESLT) ("Elbit Systems"), and from the sale of our shares in Partner Communications Company Ltd. (Nasdaq: PTNR) ("Partner") in 2005 and 2006. Total proceeds from exit transactions in the last three years amounted to approximately $375 million. We have used the proceeds to distribute a dividend, in 2005, of $88.5 million to our shareholders and to continue investing in existing and new group companies. Since 2004 we and our subsidiary, RDC Rafael Development Corporation Ltd. ("RDC"), invested approximately $177 million of which approximately $79 million was in 11 new companies and the balance of approximately $98 million was in existing group companies (mainly in Given Imaging). Should the improvement in the technology sectors and capital markets continue, we anticipate that it will have a positive effect on our group companies and their ability to raise additional capital. However, there is no assurance that a downturn will not re-occur or that the technology sector will continue to grow.

MAJOR TRANSACTIONS AND INVESTMENTS DURING 2006

New Investment in Safend Ltd. ("Safend"). On January 2, 2006, we completed an investment of approximately $3.7 million in Safend, as part of an aggregate investment of approximately $7.4 million, in consideration for approximately 22% of Safend's equity on a fully diluted basis and on an as converted basis. Safend is an Israeli company which develops comprehensive desktop and laptop endpoint security solutions.

Investment in NuLens Ltd. ("NuLens"). On March 9, 2006, we made an additional investment of approximately $1.5 million in NuLens, an Israeli medical device company operating in the field of intra-ocular lenses, mainly for cataract and presbyopia procedures. Our investment was part of an aggregate new investment of approximately $6.0 million, led by Warburg Pincus, a leading global private equity fund. Simultaneously with this round, we invested the second installment of our initial investment in NuLens in April 2005, amounting to $1.1 million. Following the above investments, we hold 25% of NuLens' equity, on a fully diluted and on an as converted basis.

Investment in Advanced Metal Technology Ltd. ("AMT"). The AMT group develops technologies and products based on amorphous metals. In June 2006, AMT completed a financing round of $14 million led by Shamrock Israel Growth Fund, an Israeli private equity fund. We committed to invest an amount of $5 million in two installments, the first of $2.5 million was invested immediately, and an additional aggregate of $2.5 million was invested at the end of 2006 and beginning of 2007. In addition, we and other shareholders converted into equity previously granted loans in the amount of $1.0 million, of which our share was $0.5 million. In connection with the above financing round, AMT issued convertible notes to certain minority shareholders of its affiliates and subsidiaries, in consideration for their holdings in those companies (the "SWAP"). As a result of the SWAP, Elron recorded in 2006 a gain of approximately $1.0 million. Following the above financing round and SWAP, our holdings in AMT decreased from approximately 42% to 34% on an as converted basis.

Purchase of Given Imaging Ltd. ("Given Imaging") Shares. During August 2006, we purchased 539,721 shares of Given Imaging on the open market for an aggregate purchase price of approximately $10 million. As a result, our direct and indirect (through RDC) interest in Given Imaging increased from approximately 19.3% to approximately 21.2% of the outstanding shares of Given Imaging. Discount Investment Corporation Ltd. ("DIC"), a 49% shareholder of Elron, simultaneously purchased the same number of shares of Given Imaging for the same aggregate purchase price and as of December 31, 2006 owns 13.9% of the outstanding shares of Given Imaging. The excess cost of the purchase price over our share in the equity acquired amounted to approximately $8.1 million and was allocated as follows: $6.3 million to intangible assets other than goodwill, such as customer base and technology, $1.0 million to in-process research and development activities ("IPR&D"), and $0.8 million to goodwill. Products which did not receive marketing clearance by regulatory authorities as of the acquisition date, were considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D. The amount allocated to IPR&D was charged immediately to the Company's results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to intangible assets other than goodwill are being amortized on a straight-line basis over their expected useful life of 8.5-13.5 years.

Investment in Enure Networks Ltd. ("Enure"). On August 10, 2006, Enure completed an additional $4 million financing round, of which we invested $0.5 million and $3.5 million was invested by a new investor. This financing round was a continuation of the

financing round of $4 million invested by us on October 2, 2005 for 44% of Enure on a fully diluted basis *and on an* as converted basis. Following the new financing round, our interest in Enure decreased from approximately 44% to approximately 34% on a fully diluted basis and on an as converted basis (or, from approximately 57% to approximately 41% on an outstanding basis), and Elron ceased to consolidate Enure's balance sheet and results of operations. Enure is an Israeli software company engaged in developing solutions in the field of broadband services management and home networks.

New Investment in Neurosonix Ltd. ("Neurosonix"). On August 27, 2006, we completed an investment of $5 million in Neurosonix as part of an aggregate investment of $12 million. The investment was in two installments the first of $2.9 million was invested immediately, and an additional $2.1 million is subject to the fulfillment of a certain milestone by Neurosonix. Following our aggregate investment, we will hold approximately 18% of Neursonix on a fully diluted basis and on an as converted basis. Neurosonix is an Israeli company which is engaged in the development and commercialization of medical devices for the prevention of acute cerebral embolism during open-heart cardiac surgery as well as other invasive and minimally-invasive procedures.

New Investment in Atlantium Inc. ("Atlantium"). On October 23, 2006, we completed an investment of $10 million in Atlantium in consideration for approximately 26% of Atlantium's equity on a fully diluted basis and on an as converted basis. The investment was part of an aggregate investment of $17 million of which $7 million was a conversion of loans previously granted by existing shareholders of Atlantium. Atlantium, an Israeli-based water technology company, provides innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection (HOD) technology.

Major transactions completed by Galil Medical Ltd. ("Galil"). Galil Medical develops, manufactures and markets cryotherapy platform incorporating powerful freezing technology and proprietary needle design for minimally invasive treatments for various clinical applications.

On December 8, 2006, Galil completed a $40 million financing led by U.S. venture capital funds (Thomas, McNerney & Partners, The Vertical Group and Investor Growth Capital)(the "new investors"). As part of the financing round, the new investors purchased shares from certain existing shareholders of Galil, including Elron's subsidiary, RDC, for approximately $8 million of which approximately $2.7 million was purchased from RDC. In addition, loans in the amount of $4 million previously granted to Galil by Elron, RDC and DIC, were converted into shares of Galil. Following the above transactions, Elron and RDC hold approximately 12% and 17%, respectively, of Galil's outstanding shares (approximately 20% directly and indirectly through RDC), and Elron ceased to consolidate Galil's balance sheet and results of operations.

On December 8, 2006, Galil also completed the sale of its 25% interest in Oncura Inc. ("*Oncura*") to Oncura's 75% shareholder and purchased from Oncura the urology related cryotherapy business for a net consideration of $20 million. Following the transaction, the cryotherapy business is solely owned and operated by Galil. Galil's results of operations in 2006 include a loss from the sale of Oncura, of which Elron's share is approximately $0.6 million.

3DV Systems Ltd. ("3DV"). On December 12, 2006, 3DV completed a financing round of approximately $15 million, led by new investors, Kleiner Perkins Caufield & Byers, a leading U.S venture capital fund, and Pitango Venture Capital, a leading Israeli venture capital fund. The investment was in two installments, the first of which, in the amount of $9 million, was invested immediately. The second installment will be invested upon completion of a milestone as defined in the share purchase agreement. In addition, as part of the financing round, loans in the amount of $5.1 million previously granted to 3DV by Elron and RDC, were converted into shares of 3DV. As part of the first installment we and RDC invested together an amount of approximately $1.1 million and converted $5.1 million previously granted loans. Following the completion of the aggregate investment, Elron and RDC will hold approximately 22% and 32%, respectively, of 3DV's outstanding shares (approximately 37% directly and indirectly through RDC). Currently Elron and RDC hold approximately 26% and 37%, respectively, of 3DV's outstanding shares (approximately 44% directly and indirectly through RDC). Following the financing round, since Elron does not control 3DV, Elron ceased to consolidate 3DV's balance sheet and results of operations. 3DV develops a unique video camera technology capable of capturing the depth dimension of objects in real time and it aims to initially supply camera chipsets to the video gaming and PC webcam markets.

Sale of our holdings in Partner Communications Company Ltd. ("Partner"). On December 31, 2006, we completed the sale of all of the remaining shares of Partner held by us, for approximately $39.9 million, resulting in a gain, net of tax, of approximately $21.2 million.

NetVision Ltd. ("NetVision"). On January 25, 2007, NetVision, then held 36% by Elron and 36% by DIC, completed the merger with Barak I.T.C (1998) International Telecommunications Services Corp Ltd. ("Barak") and the merger between NetVision and GlobCall Communications Ltd. ("Globcall"), following which NetVision purchased from Barak shareholders all of Barak's issued share capital in exchange for approximately 46.5% of NetVision's share capital immediately after the transaction ("Barak Merger"), and purchased from DIC, all of GlobCall's issued share capital

in exchange for approximately 7% of NetVision's share capital immediately after the Barak Merger and the transaction ("GlobCall Merger"). The above mentioned exchange ratios were based upon company valuations, that were issued to the parties by independent appraisers, according to which NetVision's valuation was estimated to be between 533 million NIS (approximately $122 million) and 621 million NIS (approximately $142 million), Barak's valuation was estimated to be between 456 million NIS (approximately $105 million) and 529 million NIS (approximately $121 million), and GlobCall's valuation was estimated to be between 67 million NIS (approximately $15 million) and 90 million NIS (approximately $21 million). Barak is a subsidiary of Clal Industries and Investments Ltd. ("Clal"). Elron, Clal and DIC, are all part of the IDB group.

Following the transactions, Elron's, DIC's and Clal's holdings in NetVision are approximately 18%, 25% and 29%, respectively. As part of the transactions, a shareholders agreement was executed between Elron, DIC and Clal, in connection with voting at shareholders meetings including the appointment of directors.

ChipX Inc. ("ChipX"). ChipX Corporation, in which we hold 29%, a provider of differentiated ASIC solutions, completed in February 2007 the acquisition of the US ASIC business assets of Oki Semiconductor Company, a division of Oki America Inc. Oki is a global semiconductor company headquartered in Japan with offices worldwide offering a full range of digital integrated circuits from real time controllers, to micro processors and network devices focusing on the Communication and Security industries. In addition, ChipX and Oki Semiconductor have signed a collaboration agreement which will enable ChipX to gain access to Oki Semiconductor's technology, libraries and foundry services. This transaction will boost ChipX's ASIC team capabilities and enable it to offer its customers a range of differentiated ASIC solutions of embedded arrays, gate arrays, structured ASICs and standard cell ASICs.

New Investment in AqWise – Wise Water Solutions Ltd. ("AqWise"). On March 15, 2007, we completed the acquisition of approximately 34% of the outstanding shares of AqWise, an Israeli-based water technology company, from certain existing shareholders of AqWise in consideration for approximately $3.4 million. AqWise provides advanced biological wastewater treatment technologies which increase capacity and nutrient removal in wastewater treatment plants, utilizing advanced bio film technology. AqWise's solutions are successfully implemented worldwide in over 20 municipal and industrial plants, in various fields: pulp and paper, food and beverage, agricultural wastewater, chemical plants and aquaculture farms.

OTHER MAJOR EVENTS

Claim by Rafael. On September 20, 2006, Rafael Armaments Development Authority Ltd. ("Rafael") filed a claim with the Tel Aviv District Court against our 100% subsidiary, DEP Technology Holdings Ltd. ("DEP"), and RDC, 50.1% held by DEP and 49.9% held by Rafael, requesting the court to issue a declaratory order that Rafael is entitled to terminate the rights granted to RDC to commercialize technologies of Rafael for future development of products for use in non-military markets, pursuant to an agreement between DEP, RDC and Rafael. In December 2006, DEP and RDC filed statements of defense. The parties have agreed to refer to mediation proceedings. Based on legal advice, we are of the opinion that DEP and RDC have good defense arguments, which, more likely than not, will cause dismissal of the claim.

Additional claims. During September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including Elron and certain of its officers and former officers) in the action filed by institutional investors and others in 1999 (see Note 15(e) in our Consolidated Financial Statements as of December 31, 2006) and based substantially on the same facts of such action. The claims are for an undisclosed amount and also include a request to recognize the claims as class actions. The Court has determined that the defendants do not yet have to file statements of defense. The procedural manner in which the case will be handled has still not been determined. We deny the allegations set forth in the claims and based on legal advice received, our management is of the opinion that we have good defense arguments which, more likely than not, will cause dismissal of the claims.

DIC tender offer. On October 25, 2006, DIC commenced a tender offer (the "Offer") to purchase up to 4,440,000 of our ordinary shares (approximately 15% of our outstanding shares) for $12 per share, net to the seller in cash, less any required withholding taxes and without interest. On November 30, 2006, DIC purchased pursuant to this tender offer, an additional 1.2% of our outstanding shares, following which, DIC's interest increased from approximately 48% to approximately 49% of our outstanding shares.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Following the sale of our shares in Elbit Systems in 2004, we announced that, as a result of the transaction, we may be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for 2004. This would result in adverse tax consequences for our U.S. shareholders but not for Elron. Following a review of our position and consulting with our advisors on this matter in 2004, and based on

certain assumptions and facts known at that time (which we believe have not changed), we believe there is substantial authority for the position that we can rely on the "change of business" exception to PFIC status provided under Section 1298(b)(3) of the U.S. Internal Revenue Code of 1986, as amended. Substantial authority is generally sufficient to support a return reporting position. Pursuant to this exception, in order to avoid PFIC status in 2004, among other requirements, we cannot be a PFIC in 2005 or 2006 or in any year prior to 2004 (which we believe was not the case).

We believe that we would not be treated as a PFIC for 2005. The determination for 2006 is currently under evaluation. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets, there can be no assurance with respect to the position of the Internal Revenue Service or a court of law as to our status as a PFIC. We will advise our shareholders with respect to our 2006 status as soon we have concluded our determination which we expect to conclude prior to filing our Annual Report on Form 20F for 2006 expected to be filed in the second quarter of 2007. Therefore, it is unclear whether the "change of business" exception would ultimately be satisfied for 2004. We cannot assure shareholders that the IRS will not challenge our reliance on the "change of business" exception or our assumptions used in determining our percentage of passive assets and income. If there are such challenges, we could be classified as a PFIC for 2004, even if we are not a PFIC in 2005 and 2006. Furthermore, there can be no assurance that we will not become a PFIC in the future.

Elron does not provide U.S. tax advice and shareholders are urged to consult their own tax advisors.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 to our Consolidated Financial Statements. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

- Principles of accounting for holdings in group companies
- Business combinations and purchase price allocation
- Impairment of goodwill and other intangible assets
- Other-than-temporary decline in value of investments in group companies
- Accounting for income taxes

Principles of Accounting for Holdings in Group Companies

The various holdings that we have in our group companies are accounted for under several methods, based among others, on our level of ownership and the type and form of our holdings in our group companies, as described below.

Consolidation. Companies over which we have control are accounted for under the consolidation method of accounting. Control is usually assumed when we own directly or through our subsidiaries, more than 50% of the outstanding voting securities of a company. However, whether or not we control a group company also depends on an evaluation of several factors, including, among others, our representation on the board of directors and any minority participating rights and other factors which require management to make judgment and involve the use of significant estimates and assumptions.

Under the consolidation method, a controlled company's assets and liabilities are included within our consolidated balance sheet and its income and expense items are included within our consolidated statements of operations. The share of other shareholders in the net assets and in the net income or losses of a consolidated company is reflected in minority interest in our consolidated balance sheet and in our consolidated statements of operations, respectively. The minority interest amount adjusts our consolidated net income (loss) to reflect only our share in the earnings or losses of any consolidated company. However, when a complex ownership structure exists, such as when the minority investment is in the form of a preferred security or other senior security which entitles the holders to a preference in liquidation and dividends, losses cannot be allocated to the minority shareholders that would reduce the carrying amount of the minority investment to the lower of the amount invested or liquidation value of the security.

Notwithstanding the above, in January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities – An Interpretation of Accounting Research Bulletin No. 51" ("FIN 46"), relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) ("FIN 46R"), which replaced FIN 46. FIN 46R defines the provisions under which

a Variable Interest Entity ("VIE") should be consolidated. In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities, or (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN 46R provides several exceptions to its scope, such as that an entity that is deemed to be a business need not be evaluated to determine if it is a VIE unless one of the conditions specified in FIN 46R exists. FIN 46R requires a VIE to be consolidated by the party with an ownership, contractual or other pecuniary interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary.

As an operational holding company, we have made investments in and granted loans to companies that are engaged in various fields of high technology. Some of these companies are in their early stages of development and will require substantial external investments until they can finance their activities they are currently engaged in, without additional support from other parties, and may be considered VIEs. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors.

Our assessment of whether a group company is within the scope of FIN 46R, whether a group company is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions regarding the fair value of certain entities and their variable interests. The estimates and assumptions include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involved estimation of whether a group company can finance its current activities, or until it reach profitability, without additional subordinated support.

As of December 31, 2006, Wavion, in which we hold approximately 38% and Enure, in which we hold approximately 41% are considered to be a VIE, but Elron is not their primary beneficiary. As of December 31, 2006, our maximum exposure to loss as a result of our involvement in Wavion and Enure does not exceed the carrying value of our investment in these companies in the amount of approximately $0 and $2.2 million, respectively.

Equity Method. Group companies which we do not control, but over whom we exercise significant influence over the operating and financial policies and in which we hold common stock or in-substance common stock as defined in EITF 02-14 "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14") (which is further described below), are accounted for under the equity method of accounting. Significant influence is usually assumed when we hold 20% or more of a group company's voting securities, however, whether or not we exercise significant influence with respect to a group company also depends on an evaluation of several additional factors, including, among others, our representation on the board of directors, agreements with other shareholders, our participation in policy making processes, the existence of material intercompany transactions and technological dependency, the extent of ownership by an investor in relation to the concentration of other shareholdings, and other factors which may require management to make certain judgmental decisions regarding significant influence.

EITF 02-14, which became effective at the beginning of the fourth quarter of 2004, defines in-substance-common stock as an investment with similar risk and reward characteristics to common stock. In certain holdings we invested, among others, in preferred shares which include rights, among others, such as cumulative and participating dividends, dividend preferences and liquidation preferences. Based on EITF 02-14, new companies in which we invested in the fourth quarter of 2004 and during 2005 and 2006, namely Jordan Valley Semiconductors Ltd. ("Jordan Valley"), Impliant Inc., Teledata Networks Ltd. ("Teledata"), NuLens, BrainsGate, Safend, Neurosonix, Atlantium and Enure are being accounted for at cost notwithstanding our significant influence in such companies, as the investment in these companies is not considered to be in-substance-common stock. Any assessment of whether we hold in-substance-common stock in a group company is judgmental in nature and involves the use of significant estimates and assumptions such as assessing the fair value of the subordinated equity of the group company.

We also account for our interests in private equity funds under the equity method of accounting, based on our holding percentage.

Under the equity method of accounting, a group company's assets and liabilities are not included within our consolidated balance sheet and their results of operations are not reflected within our consolidated statements of operations. However, our share in the net income or losses of the group company is reflected as an equity income (loss) in our consolidated statements of operations. The share of income or losses is generally based upon our ownership level of the outstanding share capital of the group company. In

circumstances where the equity method is being applied, our ownership in an investee is in the form of a preferred security or other senior security and the investment in common stock is zero, we recognize equity method losses based on our ownership level in the particular investee security or loan held by us to which the equity method losses are being applied.

Other Methods. Our holdings in companies that we do not account for under either the consolidation or the equity method of accounting are accounted for under two different methods:

- Non-marketable securities are presented at cost. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations.
- Marketable securities which are classified as available-for-sale are presented at fair market value and the effect of any unrealized change in market value is reflected in other comprehensive income (loss). When realized, gain or loss is included in our results of operations.

See below for a discussion of "Other-Than-Temporary Decline in Value of Investments in Group Companies".

Business Combinations and Purchase Price Allocation

Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to proportional interest in the acquired company's assets and liabilities based on their estimated fair values, and the remainder, if any, is attributed to goodwill.

The aggregate purchase price of any investment accounted for under either the consolidation or the equity method of accounting is being allocated to identifiable net assets, intangible assets other than goodwill, IPR&D activities, and to goodwill. The amount allocated to IPR&D is being charged immediately to our results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to finite-lived intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life. In 2006 and 2005, IPR&D charges amounted to $0.9 million and $1.1 million (which are part of our share in the net income or loss of affiliated companies). IPR&D in 2006 resulted mainly from the purchase of Given Imaging shares for approximately $10 million.

Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangibles acquired, the primary method we use is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which requires judgment which can impact our results of operations is estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our group companies operate in industries which are rapidly evolving and extremely competitive, the value of the intangible assets, including goodwill, their respective useful lives and the investments in companies is exposed to future adverse changes which can result in a charge to our results of operations (See also "Other-Than-Temporary Decline in Investments in Group Companies" under this section).

Impairment of Goodwill and Other Intangible Assets

We conduct a goodwill impairment review at least annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider important which could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. We test for impairment at a level referred to as a reporting unit. Determining fair value involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, we may use a number of valuation methods including quoted market prices, discounted cash flows and revenue multipliers. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different results. In 2006, no impairment of goodwill was recorded. In 2005 a goodwill impairment charge in the amount of $1.3 million was recorded with respect to the operation of Elron Telesoft in light of its results of operation (following the sale of this business, these charges were reclassified as part of the loss from discontinued operations in the statements of operations). At December 31, 2006, consolidated goodwill amounted to approximately $2.7 million.

Other intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset.

If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value, we use significant estimates and assumptions such as projected future cash flows which are subject to high degree of judgment. Intangible assets with an indefinite useful life are tested for impairment at least annually by comparing the fair value of the intangible asset to its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In the valuation of fair value we use judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As we operate in industries which are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. In 2006 and 2005, no impairment of other intangible assets was recorded. At December 31, 2006, consolidated intangible assets, other than goodwill, amounted to approximately $2.8 million.

Other-Than-Temporary Decline in Value of Investments in Group Companies

At the end of each reported period we evaluate whether an other-than-temporary decline in the value of an investment in a group company has been sustained. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its fair value relative to its carrying value, the investment is written down to its fair value by a charge to our results of operations.

An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered by us in this determination include financial information (including, among others, budgets, business plans and financial statements) and the value at which independent third parties have invested or have committed to invest and independent appraisals, if available. Factors indicative of an other-than-temporary decline include, among others, recurring operating losses, credit defaults, specific conditions affecting the investment, such as in the industry or in geographic area, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive, and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As we operate in industries which are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future. In 2006 and 2005 we recorded write-downs in the amounts of $6.1 million and $6.0 million, respectively, with respect to certain group companies mainly with respect to Oncura.

Accounting for Income Taxes

At the end of each reported period, we are required to estimate our income taxes. This process requires us to estimate our actual current tax liabilities and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our net deferred tax assets will be realized through future taxable income and, to the extent we believe that realization is not likely, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Our judgment as to the probability to realize our net deferred tax assets is largely based upon interpretations of certain tax laws and estimates and assumptions mainly with respect to our ability to realize investments in our group companies. Our ability to realize investments is mainly dependent upon factors such as the condition of the securities markets and other general economic conditions. As the securities markets for our group companies are highly volatile, changes in our assumptions and estimates may require us to increase (or decrease) the valuation allowance and therefore we may be required to include an expense (or income) within the tax provision in our statement of operations.

As of December 31, 2006, deferred tax assets with respect to the corporate carryforward losses that are more likely than not to be realized in future years amounted to approximately $9.2 million ($6.5 million as of December 31, 2005). In 2006, we reduced our previous valuation allowance by $6.7 million, which included $3.0 million as a result of a continued increase in the market price of certain of our marketable securities against which we assumed our carryforward losses can be realized in the future years, and $3.7 million as a result of Elbit Ltd.'s ("Elbit") (a wholly owned subsidiary) receipt of final tax assessment. In 2005, we reduced our previous valuation allowance by $19.6 million, which included $13.3 million as a result of Elbit's receipt of final tax assessment (of which $3.9 million was recorded as a reduction of goodwill since the deferred tax assets related to carryforward losses of Elbit incurred in periods prior to our acquisition of Elbit) and $5.0 million as a result of the sale of our holdings in Elron Telesoft in 2005.

Deferred tax liabilities as of December 31, 2006 amounted to $1.4 million mainly with respect to a real estate held by us and our investment in Given Imaging which is accounted under the equity

method. In 2005, deferred tax liabilities amounted to $9.5 million, mainly with respect to our investment in Partner which was accounted for as available-for-sale securities (and was sold in 2006) and with respect to our investment in Given Imaging.

As of December 31, 2006 Elron had carryforward losses of approximately $76 million.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. We are currently reviewing this new standard to determine its effects, if any, on our results of operations.

BASIS OF PRESENTATION

Consolidation. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit and DEP) controlled subsidiaries. The following are our main subsidiaries:

Year ended December 31,					
2006			2005		
RDC	Medingo[2]	*Enure*[3]	*Elron TeleSoft*[1]	SELA	Starling
Galil Medical[5]	3DV[4]		RDC	Medingo[2]	Enure[3]
SELA	Starling		Galil Medical	3DV	

[1] Sold on December 29, 2005.

[2] Medingo was established by RDC in the fourth quarter of 2005.

[3] Enure has been consolidated since its acquisition, in the beginning of the fourth quarter of 2005 and ceased to be consolidated from August 2006 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2006").

[4] 3DV has been consolidated through December 2006 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2006").

[5] Galil Medical has been consolidated through December 2006 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2006").

Equity Method. Our main group companies held by us or through Elbit, DEP, Galil Medical (through December 2006) and/or RDC accounted for under the equity method of accounting include:

Year ended December 31,					
2006			2005		
Given Imaging	3DV[4]	Notal Vision	Given Imaging	Wavion	Pulsicom
Oncura [2]	ChipX	CellAct[5]	Oren Semiconductor[1]	Notal Vision	CellAct
Galil Medical[3]	Wavion	Pulsicom	NetVision	AMT	
NetVision	AMT		ChipX	Oncura	

[1] Sold on June 10, 2005.

[2] Through December 2006 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2006").

[3] Since December 2006 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2006").

[4] Since December 2006 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2006").

[5] Sold in February 2007 for $0.8 million, resulting in a gain of $0.5 million to be recorded in the first quarter of 2007.

Other Investments. Our main group companies held by us which are accounted for under the cost method or as available-for- sale include:

Cost:

Year ended December 31,				
2006			2005	
Jordan Valley	BrainsGate	Neurosonix	Jordan Valley	BrainsGate
Impliant	NuLens	Atlantium	Impliant	NuLens
Teledata	Safend	Enure[1]	Teledata	

[1] From August 2006 (see under "MAJOR TRANSACTION AND INVESTMENTS IN 2006").

Available-for-sale Securities-

As of December 31, 2006 – Elbit Vision Systems ("EVS") and M-Wise. As of December 31, 2005 – Partner and EVS.

RESULTS OF OPERATIONS

Year Ended December 31, 2006 compared to Year Ended December 31, 2005.

The following tables set forth our results of operations in the reported period:

	Year ended December 31,	
	2006	2005
	(millions of $, except per share data)	
Net income	3.0	47.3
Net income per share	0.10	1.61

The net income we reported in 2006 included a gain, net of tax, of approximately $21.2 million resulting from the sale of Partner's shares in consideration for $39.9 million. The gain from the sale of Partner's shares includes approximately $3.7 million, resulting from a decrease in our previous valuation allowance in respect of losses incurred in prior periods, following Elbit's receipt of a final tax assessment. In addition, we recorded an additional tax benefit *of approximately* $3.0 *million* resulting from the decrease in our previous valuation allowance in respect of losses incurred in prior periods as a result of a continued increase in the market price of certain of our marketable securities.

The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $22.7 million in 2006 which included a $4.8 million amortization of intangible assets related to the purchase of Given Imaging shares in 2004 and 2006 (including a $1.0 million write-off of IPR&D), and a gain in the amount of $2.5 million resulting from the completion of the financing round in 3DV.

The net income we reported in 2005 included the following gains from changes in holding and dispositions of group companies:

(i) a gain, net of tax, of approximately $45.4 million resulting from the sale of Partner's shares in consideration for $94.0 million. This gain included approximately $9.4 million from a decrease in our previous valuation allowance in respect of losses incurred in prior periods, following our receipt of a final tax assessment;

(ii) a gain, net of tax, of approximately $17.2 million resulting from the sale of Oren's shares in consideration for $20.3 million in cash and Zoran Corporation shares;

(iii) a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering; and

(iv) a tax benefit of $5 million, resulting from a decrease in our previous valuation allowance in respect of losses incurred on our investment in Elron Telesoft.

The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $23.0 million in 2005.

Subsequent to the sale of Elron Telesoft we operate in one segment. The following table summarizes our operating results:

	Year ended December 31,	
	2006	**2005**
	(millions of $)	
Net revenues	12.9	12.6
Net loss from equity investments	(17.7)	(17.5)
Gains from disposal of business and affiliated companies and changes in holdings in affiliated companies	2.5	23.3
Other income, net	29.3	58.6
Finance income, net	4.1	5.5
Total income	31.0	82.5
Cost of revenues	6.6	7.9
Operating expenses[1]	29.5	17.8
Amortization of other assets	-	0.4
Total costs and expenses	36.1	26.1
Gain (loss) from continuing operations before income taxes	(5.1)	56.5
Income taxes	(1.1)	(10.5)
Minority interest	9.2	5.2
Net income from continuing operations	3.0	51.2
Discontinued operations of the ET group[2]	-	(3.9)
Net income	3.0	47.3

[1] Excluding amortization of intangible assets which are presented separately.

[2] In December 2005, we sold all our holdings in the Elron Telesoft which was focused on telecom network management products and services, and accordingly the prior period results have been reclassified as discontinued operations.

The following table sets forth the composition of the discontinued operating results of Elron Telesoft:

	Year ended December 31, 2005
	(millions of $)
Loss from operations	(4.1)
Gain on disposal	0.2
Loss from Discontinued operations	(3.9)

Elron Telesoft's loss recorded in 2005 includes goodwill impairment in the amount of $1.3 million.

Income

Net revenues. Net revenues consisted of sales of products and services by our subsidiaries, mainly Galil Medical and SELA. The following table sets forth these revenues:

	Year ended December 31,	
	2006	2005
	(millions of $)	
Galil Medical	8.5	8.3
SELA	4.2	4.2
Other	0.2	0.1
	12.9	12.6

In 2006, Galil Medical recorded revenues of $8.5 million, compared to $8.3 million in 2005. Through December 2006 Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, which it sold in December 2006. At the same time Galil purchased from Oncura the urology related cryotherapy business.

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). Our share in net losses of affiliated companies amounted to $17.7 million in 2006, compared to $17.5 million in 2005. Our share in net losses of affiliated companies in 2006 included a $4.8 million amortization of intangible assets related mainly to the purchase of Given Imaging shares in 2004 and 2006 (including a $0.9 million write-off of IPR&D) (in 2005, amortization of intangible assets related to our investment in Given Imaging amounted to $3.6 million) and a $6.1 million impairment charge in Galil Medical's investment in Oncura ($2.5 million after minority interest) (in 2005 - $5.1 in Galil Medical's investment in Oncura, $2.1 million after minority interest).

Highlights of the Results of Operations of Our Major Affiliates:

Given Imaging (Nasdaq: GIVN) (a 21% holding directly and indirectly through RDC). Given Imaging Ltd. ("Given Imaging"), a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using disposable miniature swallowable video capsules, recorded revenues of $95.0 million in 2006, an increase of approximately 9.5% over the revenues recorded in 2005 of $86.8 million. Given Imaging's net loss in 2006 was $1.5 million, compared to net income of $6.3 million in 2005. Given Imaging's results in 2006 included the impact of $5.2 million in compensation expenses due to the impact of FAS 123R, which was adopted by Given Imaging as of the beginning of 2006, Given Imaging non-GAAP net income in 2006 (which excludes FAS 123R impact) amounted to $3.7 million.

NetVision (a 36% holding as of December 31, 2006 approximately 18% following the merger with Barak and Globcall in January 2007) (TASE: NTSN). NetVision's revenues increased in 2006 by 18.6% to $96.0 million from $80.9 million in 2005 and its broadband customer base at December 31, 2006 reached approximately 310,000 compared to 272,000 in 2005. NetVision's operating income in 2006 increased by 43% to $14.8 million, compared to $10.3 million in 2005 and its net income amounted to $12.7 million compared to $5.9 million in 2005. NetVision's

operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at December 31, 2006 according to which $1.00 equaled NIS 4.225.

On January 25, 2007, NetVision completed the merger with Barak and the merger with Globcall. See above under "Major Transactions and Investments During 2006".

Wavion (a 38% holding). Wavion is a developer of broadband wireless access systems for Wi-Fi networks. Wavion's net loss amounted to $7.8 million in 2006 compared to $6.3 million in 2005. The increase in Wavion's loss resulted mainly from an increase in Wavion's marketing expenses relating to the launch of its product. In May 2006, Wavion completed a private placement of $3.6 million from existing shareholders.

ChipX (a 29% holding). ChipX is a provider of differentiated ASIC solutions. ChipX's revenues in 2006 amounted to $14.8 million, compared to $14.7 million in 2005, and its net loss amounted to $6.4 million, compared to $6.3 million in 2005. In May 2006, ChipX completed a private placement of $6.0 million from existing shareholders, the proceeds of which will be used to finance its sales and marketing activities. We invested approximately $2.3 million in this round resulting in the increase in our interest in ChipX to 26%, on a fully diluted basis. In February 2007, ChipX completed the acquisition of the US ASIC business assets of Oki Semiconductor Company (see above under "Major Transactions and Investments During 2006").

AMT (a 34% holding). AMT's consolidated revenues in 2006 amounted to $4.1 million, compared to $2.9 million in 2005 and its consolidated net loss amounted to $8.1 million, compared to $4.6 million in 2005. In June 2006, AMT completed a financing round of $14 million (see above under "Major Transactions and Investments During 2006").

We expect that most of our group companies as well as new companies in which we will invest will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Our results of operations will therefore be affected by the extent of our share in their net losses (to the extent they are reported under the equity or consolidation method of accounting).

Results of operations of significant group companies which are accounted for other than under the equity method of accounting and whose results do not affect our results of operations.

Teledata (a 21% holding). Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Teledata's revenues in 2006 amounted to $28.1 million compared to $55.9 million in 2005 and its net loss amounted to $14.8 million in 2006 compared to a net income of $1.8 million in 2005. The decrease in revenues, which resulted in net loss for 2006, was mainly due to increased competition, reduction of prices in the market and delays in the receipt of new projects.

Jordan Valley (a 27% holding). Jordan Valley is engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Jordan Valley's revenues in 2006 increased to $13.0 million from $10.4 million in 2005. Jordan Valley's net loss in 2006 was $0.5 million, compared to $0.1 million in 2005.

During 2006, **NuLens (a 29% holding)**, **BrainsGate (a 22% holding)** and **Neurosonix (a 16% holding)**, achieved major development milestones as they started in 2006 clinical trials on humans and **Impliant (a 22% holding)**, started clinical trials for FDA approval.

Gains from Disposal of Business and Affiliated Companies and Changes in Holdings in Affiliated Companies. Gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies in 2006 amounted to $2.5 million, compared to $23.3 million in 2005. The gain in 2006 resulted primarily from the following: (i) $1.0 million gain from the SWAP in AMT; (ii) $1.8 million gain from the decrease in our holding in NetVision as a result of option exercises and debenture conversions; and (iii) a loss of $1.0 million from the decrease in our holding in Given Imaging as a result of option exercises.

The gain in 2005 resulted primarily from the following: (i) a gain of approximately $19.7 million (which after income taxes amounted to $17.2 million) resulting from the sale of Oren's shares for $20.3 million; (ii) a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering; and (iii) a gain of $1.2 million (which after minority interest and income taxes amounted to $0.5 million) resulting from the exercise of a call option granted to a former senior executive of RDC to purchase 70,200 shares of Given Imaging for an aggregate exercise price of approximately $12 thousand.

Other Income, net. Other income, net, amounted to $29.3 million in 2006 compared to $58.6 million in 2005. The gain in 2006 was primarily due to (i) a $25.0 million gain (which after income taxes amounted to $21.2 million) from the sale of all of our remaining shares of Partner (3,914,715 shares) for approximately $39.9 million; (ii) a gain from dividend received from Partner in the amount of $1.8 million; and (iii) a $2.7 million gain resulting from the settlement of Mediagate's bank loan.

In 2005 the gain was primarily due to the following: (i) a $56.4 million gain (which after income taxes amounted to $45.4 million) from the sale of 12,765,190 shares of Partner for approximately $94.0 million; (ii) a gain of $1.1 million ($0.7 million net of tax) from the sale of Zoran's shares received as part of the consideration for Oren's shares; and (iii) a gain from dividend received from Partner in the *amount* of $0.4 million.

Finance income, net. Finance income, net, amounted in 2006 to $4.1 million, compared to $5.5 million in 2005. The decrease in finance income is mainly due to the effect of lower cash and debenture balances, which was partially offset by an increase in interest rates, during 2006 as compared to 2005.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical (through December 2006) and SELA. Cost of revenues in 2006 amounted to $6.6 million, compared to $7.9 million in 2005.

Operating expenses. Operating expenses were comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries, mainly Galil Medical, SELA, Starling and 3DV. The following table sets forth operating expenses (excluding amortization of intangible assets which is presented separately and amounted to $0.4 million in 2006 and $0.4 million in 2005, which also constitute part of operating expenses under US GAAP but for presentation purposes are included as a separate item):

	Year ended December 31,	
	2006	2005
	(millions of $)	
Corporate	6.5	6.9
Galil Medical[1]	4.4	2.8
SELA	3.5	3.1
Starling	5.8	2.4
3DV[1]	2.6	1.9
Medingo[2]	3.0	0.5
Enure[3]	1.9	0.3
RDC	1.8	-
	29.5	17.8

[1] Galil Medical's and 3DV's results have been consolidated through December 2006.

[2] Established in the fourth quarter of 2005.

[3] Enure's results have been consolidated through August 2006.

Corporate operating expenses in 2006 amounted to $6.5 million compared to $6.9 million in 2005. The decrease resulted mainly from a decrease in salaries and related expenses.

Operating expenses of Galil Medical in 2006 amounted to $5.6 million, as compared to $2.8 million in 2005 and its operating results amounted to operating loss of $2 million compared to $0.5 million in 2005. Following the purchase of the cryotherapy business from Oncura, Galil is focused on the marketing and sale of therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment. In addition, Galil is currently focused on the development of the cryotherapy technology for application in the women's health field. In November 2005, Galil Medical's cryotherapy products received FDA clearance for the treatment of breast fibroadenoma (non cancerous breast lumps).

SELA's operating expenses amounted to $3.5 million in 2006, compared to $3.1 million in 2005 and its operating loss amounted to $1.0 million compared to an operating income of $0.7 million in 2005.

Starling's operating expenses and operating loss amounted to $5.8 million in 2006 compared to $2.4 million in 2005. The increased loss resulted mainly from the increase in development expenses.

Medingo, which was established in the fourth quarter of 2005, recorded operating expenses in the amount of $3.5 million which include mainly research and development expenses incurred in the development of its miniature disposable insulin pump for insulin-dependent diabetic patients.

RDC's operating expenses (excluding employee stock option related expenses) in 2006 amounted to $1.5 million, compared to $1.3 million in 2005. Option related expenses amounted in 2006 to $0.3 million, compared to income of $1.3 million in 2005, which resulted primarily from the decrease in the fair value of call options to purchase shares of affiliated companies.

Income Taxes. Income taxes, net, in 2006 were $1.1 million resulting mainly from the income taxes on the gain from the sale of our remaining shares of Partner in the amount of $3.8 million (which included an offset of $3.7 million due to the reduction in our previous valuation allowance with respect to losses incurred in prior periods following our receipt of a final tax assessment). These were partially offset mainly by tax benefit of approximately $3.0 million from the decrease in our previous valuation allowance in respect of losses incurred in prior periods as a result of a continued increase in the market price of certain of our marketable securities.

Income taxes, net, amounted in 2005 to $10.5 million which included mainly $11.0 million of income taxes with respect to the gain resulted from the sale of Partner shares (which included an offset of $9.4 million due to the reduction in our previous valuation allowance with respect to losses incurred in prior periods following our receipt of a final tax assessment), $2.4 million resulting from the sale of Oren shares and approximately $3.0 million in respect of financing income. These were partially offset mainly by a tax benefit of $5 million, resulting from a decrease in our previous valuation allowance due to the sale of the Elron Telesoft group and an approximately $1.2 million adjustment of a *prior year tax* provision in Elbit.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at December 31, 2006, were approximately $128.7 million compared with $143.8 million at December 31, 2005. At December 31, 2006, corporate cash, debentures and deposits were $123.5 million compared with $133.8 million at December 31, 2005.

The main sources of corporate cash and other liquid instruments in 2006, were $39.9 million of proceeds from the sale of Partner shares and $1.8 million dividend received from Partner.

The main uses of corporate cash and other liquid instruments in 2006, were $52.5 million of investments (including loans) in new and existing group companies as detailed below (in millions of $):

Consolidated companies*	
Starling	1.7
3DV	1.3
Medingo	2.0
RDC	5.0
	10.0
Affiliated companies and other investments	
Given Imaging	10.0
Atlantium	10.0
Partner	5.3
Safend	3.5
AMT	3.2
Neurosonix	2.9
Nulens	2.6
ChipX	2.3
Wavion	1.4
Other	1.3
	42.6
Total corporate investments	52.5

* These investments do not affect the cash included in the consolidated financial statements.

In addition during 2006, RDC invested an amount of $6.3 million, all of which in consolidated subsidiaries.

Consolidated working capital at December 31, 2006 amounted to $113.5 million compared to $136.2 million at December 31, 2005. The decrease is mainly due to the decrease in corporate cash and other liquid instruments.

At December 31, 2006, we and our subsidiaries had no material contractual obligations which are expected to affect our consolidated cash flow in future periods, except for lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below (in millions of $):

Type of Obligation	2007	2008	2009	2010	Total
Loans from banks	1.2	-	-	-	1.2
Loans from other	2.9	-	2.1	-	5.0
Leases	0.7	0.6	0.5	0.3	2.1

Consolidated loans at December 31, 2006, were approximately $6.2 million, compared to $7.4 million at December 31, 2005. In the first quarter of 2006 MediaGate's bank loan in the amount of approximately $2.8 million was settled in consideration for $0.1 million. As a result, we recorded in the first quarter of 2006 a gain of approximately $2.7 million.

Subsequent to December 31, 2006 and through Aprli 15, 2007, we invested an additional aggregate amount of approximately $6.5 million as detailed below:

Consolidated companies*	
Starling	0.4
	0.4
Affiliated companies and other investments	
Wavion	0.8
AMT	1.8
Aqwise	3.4
Other	0.1
	6.1
Total corporate investments	6.5

* These investments do not affect the cash included in the consolidated financial statements.

Tax liability in the amount of $7.3 million, mainly with respect to the sale of Partner shares, is expected to be paid in the first quarter of 2007.

Our investment policy for managing our funds is in general to invest in bank deposits, U.S. government securities with high liquidity and corporate debentures with high liquidity and a high quality rating.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity at December 31, 2006, was approximately $297.5 million, representing approximately 91% of the total assets compared with $302.1 million, representing approximately 85% of total assets at December 31, 2005.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates, exchange rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and equity prices. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure. As part of this policy, in 2006 we hedged the dollar value of the expected proceeds from the sale of our shares in Partner.

Interest Rate Risks. We are exposed to market risks resulting from changes in interest rates, relating primarily to our debentures and deposits. We do not use derivative financial instruments to limit exposure to interest rate risk. As of December 31, 2006, we held US government debentures with a market value of approximately $47.8 million and corporate debentures with a market value of approximately $8.1 million. The market value of the debentures depends on changes and expectations of changes in the interest rates in the U.S. and general market conditions in the United States. At December 31, 2006, most of our debentures and short-term deposits were fixed rate based with an average annual rate of 4.9% and a weighted average maturity of approximately 2.1 years.

Exchange Rate Risk. Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of our principal subsidiaries and affiliated companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries' assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. Therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate is immaterial to our business and net assets. See above regarding the hedging of the dollar value of the proceeds from the sale of our shares in Partner.

Equity Price Risk. We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2006 we directly and indirectly held shares of publicly traded companies, primarily Given Imaging and NetVision. Stock prices in the industries of these companies, and of these companies themselves, have historically experienced significant volatility. Changes in the market value of our publicly traded holdings, including holdings through our affiliates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect our results of operations but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2006, the market value of our and RDC's holdings in public securities was approximately $197.0 million. At December 31, 2006, no instruments were used to hedge the risk of equity price fluctuations.

■ ■ ■

Consolidated Financial Statements

As of December 31, 2006



Kost Forer Gabbay & Kasierer
21 Aminadav St.
Tel-Aviv 67067, Israel

Phone: 972-3-6232525
Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to $ 25.8 million and $ 46.2 million as of December 31, 2006 and 2005, respectively, and the Company's equity in their income (losses) amounted to $ (0.3) million, $ (9.1) million and $ 1.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2(s) to the consolidated financial statements, in 2006, the Company adopted Statement of Financial Accounting Standard 123 (revised 2004), "Share-Based Payment", using the modified prospective method. As discussed in Note 2(i) to the consolidated financial statements, effective October 1, 2004, the Company adopted the provisions of EITF 02-14 "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock".

Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel
April 15, 2007

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands, except share and per share data

	Note	December 31, 2006	December 31, 2005
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	4	$ 52,954	$ 26,520
Short-term investments	5	19,917	54,661
Available for sale marketable securities	6	55,862	62,617
Trade receivables (net of allowance of doubtful accounts of $426 at December 31, 2005)*		642	6,440
Other receivables and prepaid expenses *		3,043	2,846
Inventories		1,615	2,117
Total current assets		134,033	155,201
INVESTMENTS AND LONG-TERM RECEIVABLES			
Investments in affiliated companies	7	100,392	102,780
Investments in other companies and long-term receivables *	8	68,215	73,931
Deferred taxes	14	9,182	6,521
Severance pay deposits		1,662	1,971
Total investments and long-term receivables		179,451	185,203
PROPERTY AND EQUIPMENT, NET	9	7,223	7,809
INTANGIBLE ASSETS	10		
Goodwill		2,742	2,742
Other intangible assets		2,800	2,818
Total intangible assets		5,542	5,560
Total assets		$ 326,249	$ 353,773

* Includes short-term receivables from related parties in the aggregate amount of $95 and $5,043 as of December 31, 2006 and 2005, respectively, and long-term receivables from related parties in the aggregate amount of $467 and $434 as of December 31, 2006 and 2005, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	Note	December 31, 2006	December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Short-term loans from banks and others	11	$ 1,891	$ 3,808
Current maturities of long-term loans from banks and others	13	2,249	2,065
Trade payables		2,988	2,146
Other payables and accrued expenses	12	13,407	11,025
Total current liabilities		20,535	19,044
LONG-TERM LIABILITIES			
Long-term loans from banks and others	13	2,113	1,477
Accrued severance pay and retirement obligations		2,209	2,635
Deferred taxes	14	1,408	9,494
Total long-term liabilities		5,730	13,606
CONTINGENT LIABILITIES,PLEDGES AND COMMITMENTS	15		
MINORITY INTEREST		2,480	19,007
SHAREHOLDERS' EQUITY:	16		
Ordinary shares of NIS 0.003 par value; Authorized: 35,000,000 shares as of December 31, 2006 and 2005; Issued and outstanding: 29,592,748 and 29,483,455 shares as of December 31, 2006 and 2005, respectively;		9,573	9,572
Additional paid-in capital		272,930	271,132
Accumulated other comprehensive income	24	1,298	10,741
Retained earnings		13,703	10,671
Total shareholders' equity		297,504	302,116
Total liabilities and shareholders' equity		$ 326,249	$ 353,773

The accompanying notes are an integral part of the consolidated financial statements.







April 15, 2007			
Date of approval of the financial statements	**Arie Mientkavich** **Chairman of the Board of Directors**	**Avraham Asheri** **Director**	**Doron Birger** **President & Chief Executive Officer**

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Note	2006	2005	2004
		Years ended December 31		
INCOME				
Net revenues*		$ 12.863	$ 12.646	$ 11.265
Equity in losses of affiliated companies	18	(17.740)	(17.522)	(10.492)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	19	2.547	23.328	132.396
Other income , net	20	29.310	58.648	4.749
Financial income , net	21	4.051	5.483	1.433
		31.031	82.583	139.351
COSTS AND EXPENSES				
Cost of revenues		6.625	7.907	6.791
Research and development costs, net		11.758	6.163	2.889
Marketing and selling expenses, net		4.717	2.386	1.311
General and administrative expenses		12.995	9.249	12.292
Amortization of intangible assets		18	392	142
Impairment of intangible assets	10	-	-	4.192
		36.113	26.097	27.617
Income (loss) before taxes on income		(5.082)	56.486	111.734
Taxes on income	14	(1.110)	(10.461)	(15.101)
Income (loss) after taxes on income		(6.192)	46.025	96.633
Minority interest in losses (income) of subsidiaries		9.224	5.160	(4.135)
Income from continuing operations		3.032	51.185	92.498
Loss from discontinued operations**	22	-	(3.850)	(8.365)
Net income		$ 3.032	$ 47.335	$ 84.133
Income per share	17			
Basic:				
Income from continuing operations		$ 0.10	$ 1.74	$ 3.26
Loss from discontinued operations		$ -	$ (0.13)	$ (0.39)
Net income		$ 0.10	$ 1.61	$ 2.87
Diluted :				
Income from continuing operations		$ 0.07	$ 1.73	$ 3.25
Loss from discontinued operations		$ -	$ (0.13)	$ (0.39)
Net income		$ 0.07	$ 1.60	$ 2.86
Weighted average number of Ordinary shares used in computing basic net income per share (thousands)		29.532	29.437	29.266
Weighted average number of Ordinary shares used in computing diluted net income per share (thousands)		29.624	29.550	29.385

* Includes revenues from related parties in the amount of $6,699, $8,046 and $7,182, for the years ended December 31, 2006, 2005 and 2004, respectively. (See Note 3(b) regarding the sale of Oncura)

** Includes revenues from related parties in the amount of $174 and $1,298, for years ended December 31, 2005 and 2004, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENT OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share and per share data

	Number of shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders' equity	Total comprehensive income
Balance as of January 1, 2004	29,206,845	9,572	267,113	51,792	(32,347)	296,130	
Exercise of options	207,579	-	2,097	-	-	2,097	
Stock-based compensation	-	-	545	-	-	545	
Tax benefit in respect of options exercised	-	-	250	-	-	250	
Other comprehensive income (loss), net of tax:							
Unrealized gains on available for sale securities	-	-	-	8,489	-	8,489	8,489
Reclassification adjustment for gain realized included in net income	-	-	-	(3,582)	-	(3,582)	(3,582)
Foreign currency translation adjustments	-	-	-	202	-	202	202
Unrealized gain on derivative instruments in affiliated company	-	-	-	84	-	84	84
Reclassification adjustments for loss on derivative instruments, minimum pension liability and foreign currency translation adjustments, included in net income due to sale of affiliated companies	-	-	-	732	-	732	732
Net income	-	-	-	-	84,133	84,133	84,133
Balance as of December 31, 2004	29,414,424	9,572	270,005	57,717	51,786	389,080	
Total comprehensive income							$ 90,058
Exercise of options	69,031	-	697	-	-	697	
Stock-based compensation	-	-	405	-	-	405	
Tax benefit in respect of options exercised	-	-	25	-	-	25	
Dividend paid	-	-		-	(88,450)	(88,450)	
Other comprehensive income (loss), net of tax:							
Unrealized loss on available for sale securities	-	-	-	(10,450)	-	(10,450)	(10,450)
Reclassification adjustment for gain realized and other than temporary impairment included in net income	-	-	-	(36,335)	-	(36,335)	(36,335)
Foreign currency translation adjustments	-	-	-	(191)	-	(191)	(191)
Net income	-	-	-	-	47,335	47,335	47,335
Balance as of December 31, 2005	29,483,455	$ 9,572	$ 271,132	$ 10,741	$ 10,671	$ 302,116	
Total comprehensive income							$ 359
Exercise of options	109,293	1	527	-	-	528	
Stock-based compensation	-	-	344	-	-	344	
Capital transaction in affiliated company (gain on purchase by affiliate of its subsidiary's preferred stock)	-	-	927	-	-	927	
Other comprehensive loss, net of tax:							
Unrealized gain on available for sale securities	-	-	-	6,493	-	6,493	$
Reclassification adjustment for gain realized and other than temporary impairment included in net income	-	-	-	(16,645)	-	(16,645)	(16,653)
Foreign currency translation adjustments	-	-	-	709	-	709	709
Net income	-	-	-	-	3,032	3,032	3,032
Balance as of December 31, 2006	29,592,748	$ 9,573	$ 272,930	$ 1,298	$ 13,703	$ 297,504	
Total comprehensive loss							$ (12,912)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 3,032	$ 47,335	$ 84,133
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Equity in losses of affiliated companies	17,740	17,522	10,492
Dividend from affiliated companies	-	-	1,719
Minority interest in income (losses) of subsidiaries	(9,224)	(5,160)	4,135
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	(2,547)	(23,328)	(132,396)
Gain from sale of investments in available for sale securities	(24,899)	(56,515)	(5,360)
Gain from settlement of a subsidiary's loan	(2,708)	-	-
Gain from disposal of businesses included in discontinued operations	-	(213)	-
Depreciation and amortization	1,192	1,513	1,868
Impairment of intangible assets and property and equipment	-	1,329	7,097
Impairment of goodwill	-	-	1,980
Decline in value of other investments	-	636	803
Equity in losses (gains) of partnerships	672	(174)	7
Stock based compensation and changes in liability in respect of call options	771	(811)	3,033
Deferred taxes, net	(4,243)	(7,288)	(2,409)
Changes in operating assets and liabilities			
Increase in trade receivables	(457)	(947)	(139)
Decrease (increase) in other receivables and prepaid expenses	(738)	(38)	88
Decrease (increase) in trading securities, net	(2)	4	5
Decrease (increase) in inventories and contracts-in-progress	(1,069)	(519)	333
Increase (decrease) in trade payables	2,589	(834)	(1,184)
Increase (decrease) in other payables and accrued expenses (mainly provision for income taxes)	7,195	(12,139)	16,935
Other	843	(753)	(552)
Net cash used in operating activities	(11,853)	(40,380)	(9,412)
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in affiliated companies	(18,395)	(3,823)	(57,916)
Proceeds from sale of affiliated companies shares	992	10,522	211,360
Cash and cash equivalents resulting from newly consolidated subsidiaries(Schedule A)	-	-	247
Change in cash and cash equivalents resulting from disposal of businesses and decrease in holdings in formerly consolidated subsidiaries (Schedule B)	(808)	1,800	-
Investment in other companies	(25,153)	(27,651)	(15,264)
Proceeds from sale of investments in other companies	-	237	-
Proceeds from repayment of loan from an affiliate	-	2,253	-
Proceeds from sale of available for sale securities	82,332	119,888	8,062
Investments in deposits	(40,183)	(59,185)	(105,378)
Investment in available for sale securities	(35,377)	(35,405)	(43,000)
Proceeds from deposits	72,878	105,802	33,345
Purchase of property and equipment	(1,308)	(995)	(728)
Proceeds from sale of property and equipment	19	197	-
Purchase of treasury stock from the minority by a subsidiary	-	(823)	-
Net cash provided by investing activities	34,997	112,817	30,728
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from options exercised	527	697	2,097
Proceeds from exercise of options in a subsidiary	-	8	-
Receipt of long-term loans from banks	-	-	519
Repayment of long-term loans	(105)	(777)	(50,677)
Increase (decrease) in short-term bank loan, net	208	(1,079)	(15,842)
Receipt of short-term loans, convertible loans and long-term loans from minority shareholders of a subsidiary	2,660	1,003	1,539
Issuance expenses in a subsidiary	-	(75)	(180)
Issuance of shares to the minority of a subsidiary	-	145	-
Dividend paid	-	(88,450)	-
Dividend to minority shareholders of a subsidiary	-	-	(67)
Net cash used in financing activities	3,290	(88,528)	(62,611)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	26,434	(16,091)	(41,295)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	26,520	42,611	83,906
	52,954	26,520	42,611
LESS CASH AND CASH EQUIVALEMENTS ATTRIBUTED TO DISCONTINUED OPERATIONS	-	-	(514)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ 52,954	$ 26,520	$ 42,097

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands, except share and per share data

	Year ended December 31,		
	2006	2005	2004
Supplemental cash flow information:			
Cash paid during the year for:			
Income taxes	$ 794	$ 30,591	$ 172
Interest	$ 69	$ 203	$ 1,044
Proceeds from sale of an affiliate not yet received	$ -	$ 1,958	$ -
Proceeds from sale of an affiliate received in Zoran shares	$ -	$ 7,700	$ -

	Year ended December 31,		
SCHEDULE A:	2006	2005	2004
Change in cash and cash equivalents resulting from newly consolidated subsidiaries			
Assets and liabilities at date of sale:			
Working capital deficiency, net (except cash and cash equivalents)	$ -	$ 75	$ 1,071
Deposits	-	-	(31)
Property and equipment	-	(14)	(618)
Intangible assets	-	(237)	(1,350)
Accrued severance pay, net	-	27	-
Long-term liabilities	-	-	431
Investment at equity prior to acquisition	-	-	678
Minority interests	-	-	66
Liability incurred	-	149	-
Cash and cash equivalents acquired	$ -	$ -	$ -

SCHEDULE B:	2006	2005	2004
Change in cash and cash equivalents resulting from disposal of businesses and decrease in holdings in formerly consolidated subsidiaries			
Assets and liabilities at date of sale:			
Working capital (working capital deficiency), net (except cash and cash equivalents)	$ 2,826	$ (671)	$ -
Property and equipment	709	40	-
Intangible assets	-	2,389	-
Minority interest	(10,036)	-	-
Accrued severance pay, net	(215)	(171)	-
Gain resulting from sale of businesses	-	213	-
Long term loans	(1,401)	-	-
Proceeds from repayment of loans and sale of shares of former subsidiary	2,633		
Securities received:			
Other investments	(1,713)	-	-
Investment in affiliated Companies	6,389	-	-
Net increase (decrease) in cash and cash equivalents	$ (808)	$ 1,800	$ -

The accompanying notes are an integral part of the consolidated financial statements.

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a. Elron Electronic Industries Ltd. ("Elron" or "the Company"), an Israeli corporation, is a high technology operational holding company. Elron's global business is conducted through subsidiaries and affiliates, primarily in the fields of medical devices, communications, semiconductors, software products and services and clean technology.

b. In May 2005 Discount Investment Corporation Ltd. ("DIC") purchased an additional 1.8% of the Company's shares and increased its holdings in the Company's shares from approximately 46% to approximately 48%. In addition, on November 30, 2006, as part of a tender offer to purchase up to 4,440,000 ordinary shares of Elron for $12 per share, DIC purchased an additional 1.2% of the Company's outstanding shares. Following the above additional purchases of the Company's shares in 2006, DIC's interest in the Company increased from approximately 48% to approximately 49% of the Company's outstanding shares.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

a. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars

The financial statements have been prepared in U.S. dollars, since the currency of the primary economic environment in which the operations of the Company, its principal subsidiaries and affiliates are conducted is the U.S. dollar. Most of the Company's assets and liabilities are in U.S. dollars, sales of its subsidiaries, affiliates and other companies are mainly in U.S. dollars and its investments are mainly done in U.S. dollars. Therefore, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

Transactions and balances in other currencies have been remeasured into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" ("SFAS 52").

Accordingly, amounts in currencies other than U.S dollars have been translated as follows:

Monetary balances - at the exchange rate in effect on the balance sheet date.

Revenues and costs – at the exchange rates in effect as of the date of recognition of the transactions.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income, net.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

b. Financial statements in U.S. dollars (Cont.)

The financial statements of an affiliate accounted for under the equity method, whose functional currency is not the U.S. dollar, have been translated into dollars in accordance with SFAS 52. All balance sheet accounts have been translated using the exchange rate in effect at the balance sheet date. Statement of income amounts have been translated using average exchange rates prevailing during the year. The resulting aggregate translation adjustments are reported as a component of accumulated other comprehensive income in shareholders' equity.

c. Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest. Inter-company balances and transactions have been eliminated upon consolidation. The minority interest amount adjusts the consolidated net income (loss) to reflect only the Company's share in the earnings or losses of any consolidated company. However, when the minority investment is in the form of a preferred security or other senior security which entitles the holders to a preference in liquidation and dividends, losses are not allocated to such minority interest in order not to reduce the carrying amount of the minority investment beyond the lower of the amount invested or liquidation value.

The Company applies the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 provides a framework for identifying variable interest entities ("VIE") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities, or (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both.

A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

c. Principles of consolidation (Cont.)

As of the balance sheet dates the significant subsidiaries whose balances and results are consolidated are:

	December 31,	
	2006	2005
	% of outstanding share capital	
Elbit Ltd. ("Elbit")	100	100
DEP Technology Holdings Ltd. ("DEP")	100	100
RDC Rafael Development Corporation Ltd. ("RDC")	50.1	50.1
Galil Medical Ltd. ("Galil")[1]	-	59.1
Mediagate Ltd. ("Mediagate")	100	100
SELA Semiconductors Engineering Laboratories Ltd. ("SELA")	65.9	66.2
Starling Advanced Communications Ltd. ("Starling")	72.4	66.5
3DV Systems Ltd. ("3DV")[2]	-	88.7
Enure Networks Ltd. ("Enure")[3]	-	57.2
Medingo Ltd. ("Medingo")	100	-

[1] Through December 8, 2006 (see Note 3(b)).

[2] Through December 12, 2006 (see Note 3(d)).

[3] Through August 10, 2006 (see Note 3(c)).

d. Business combinations

Business combinations have been accounted for using the purchase method of accounting. Under the purchase method of accounting the results of operations of the acquired business are included from the date of acquisition. The costs to acquire companies, including transactions costs, have been allocated to the underlying net assets of each acquired company in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the identifiable net assets acquired has been recorded as goodwill.

e. Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash and have original maturities of three months or less at the date acquired.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

f. Bank deposits

Bank deposits with original maturities of more than three months but less than one year are presented as part of short-term investments. Deposits are presented at their cost including accrued interest. Interest on deposits is recorded as financial income.

g. Marketable securities

Management determines the classification of marketable investments in debt securities with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations at each balance sheet date.

Certain marketable securities accounted for under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", ("SFAS 115") are classified as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported net-of-tax in accumulated other comprehensive income, a separate component of shareholders' equity. Realized gains and losses on sales of investments, and a decline in value which is considered as other than temporary, are included in the consolidated statement of operations. The Company considers a decline in value to be other than temporary with regard to available-for-sale marketable debentures when the fair value is lower than cost for a continuing period which exceeds six months and when the Company does not intend to hold the debentures until maturity. When computing realized gain or loss, cost is determined on an average basis. Interest and amortization of premium and discount on debt securities are recorded as financial income.

h. Inventories and contracts in progress

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items and technological obsolescence.

Cost is determined as follows:

Raw materials - using the "first in, first out" method.

Finished Products – on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs. Cost is measured on an average basis.

i. Investments in companies

Investments in common stock or in-substance-common stock of entities in which the Company has significant influence but less than a controlling voting interest are accounted for using the equity method ("affiliated companies") (see below for provisions of EITF 02-14). Significant influence is presumed to exist when the Company holds between 20%-50% of the investee's voting instruments. However, whether or not the Company has significant influence depends on evaluation of certain factors including among others, the Company's representation on the investee's board of directors, agreements with other shareholders, additional voting rights, participation in policy making processes, existence of material intercompany transactions, technological dependency and the extent of ownership by the Company in relation to the concentration of other shareholders.

The Company discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or is not otherwise committed to provide further financial support to the affiliate.

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

i. Investments in companies (Cont.)

In July 2004, the Emergency Issued Tax Force ("EITF") reached a consensus on Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"). EITF 02-14 states that the Company must apply the equity method of accounting to investments in common stock and in in-substance-common stock if it has the ability to exercise significant influence over the operating and financial policies of the investee.

EITF 02-14 defines in-substance-common stock as an investment with similar risk and reward characteristics to common stock. The provisions of EITF 02-14 were effective since the beginning of the fourth quarter of 2004. Upon adoption of EITF 02-14, the Company evaluated all of its investments at the adoption date and concluded that as a result of the adoption of EITF 02-14 no change should be made to its then implemented accounting treatment.

The Company applies EITF 02-18 "Accounting for Subsequent Investments in an Investee after suspension of Equity Method Loss Recognition" ("EITF 02-18") in cases where the Company suspended equity method loss recognition in a certain investee, and it subsequently invests in the aforementioned investee (not resulting in the ownership interest increasing from one of significant influence to one of control). If the additional investment, in whole or in part, represents, in substance, the funding of prior losses, the Company recognizes previously suspended losses up to the amount of the additional investment determined to represent the funding of prior losses. Whether the investment represents the funding of prior losses, however, depends on the facts and circumstances.

In circumstances where the Company's ownership in an affiliate is in the form of a preferred security or other senior security, the Company recognizes losses based on the ownership level of the particular affiliate's security or loan held by the Company to which the equity method losses are being applied.

The excess of the investment over the proportional fair value of net tangible assets of the investee is attributed to goodwill, technology and other identifiable intangible assets. Technology and other identifiable intangible assets are amortized over a weighted averaged period of approximately 11 years, commencing from the acquisition date. Goodwill embedded in an equity method investment is not amortized. Instead it is subject to an other than temporary impairment assessment together with the entire carrying value of the investment

Gains arising from issuance of common or in substance common shares by affiliated companies to third parties are recorded as income in the consolidated statements of operations, unless the issuing company is a development stage company for which the gain (loss) from issuance is accounted for as an equity transaction pursuant to Staff Accounting Bulletin ("SAB") No. 51 "Accounting for Sales of Stock by a Subsidiary".

When an investment in common stock or in-substance common stock, that was previously accounted for on other than the equity method, becomes qualified for use of the equity method by an increase in level of ownership, the equity method of accounting is applied retrospectively and financial statements of prior periods are adjusted accordingly.

Investments in partnerships in which the Company has a greater than five percent interest, are accounted for under the equity method.

Investments in non-marketable securities of companies, in which the Company does not have the ability to exercise significant influence over their operating and financial policies, and investments in non-marketable companies that are not common stock or in-substance-common stock, are presented at cost.

Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

i. Investments in companies (Cont.)

relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, failure of research and development efforts, extremely negative deviation from the business plan, credit defaults, specific conditions affecting the investment such as in the industry or in geographic area and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred.

j. Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

	%
Building	4
Computers, Machinery and Furniture	6 - 33
Motor vehicles	15
Leasehold improvements	over the term of the lease

k. Impairment and disposal of long-lived assets

The Company and its subsidiaries' long-lived assets (including identifiable intangible assets subject to amortization) are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured by the difference between the carrying amount of the asset and its fair value. Assets held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

See Note 10(5) regarding impairment of intangible assets.

l. Intangible assets

Intangible assets include mainly technology, goodwill and other identifiable intangible assets acquired in connection with a businesses combination. Technology and other identifiable intangible definite lived assets are amortized over their estimated useful lives.

The Company evaluates the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

Under SFAS No. 142 "Goodwill and other Intangible Assets" ("SFAS 142") goodwill and intangible assets with indefinite lives are no longer amortized but instead are tested for impairment at least annually (or more frequently if impairment indicators arise).

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

l. Intangible assets (Cont.)

SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of the unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit .

Fair value of the company's reporting unit is determined using market capitalization.

In 2004 and 2005 when performing the first phase of the goodwill impairment test, the fair value of the systems and projects segment (reporting unit) of the ET group, which is included in discontinued operations, was found to be lower than its carrying value. Therefore the second phase of the goodwill impairment test was then performed and as a result goodwill was written down by $1,980 in 2004 and $1,300 in 2005. The fair value of the reporting unit was determined using the discounted cash flow method. Significant estimates used in the discounted cash flow methodology include estimates of future cash flows, future short-term and long-term growth rates and discount rates. The Company performs its annual impairment tests during the fourth fiscal quarter of each year.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

m. Revenue recognition

The Company's subsidiaries (including former subsidiaries) sell software license, support systems and disposable medical products.

Software sales are accounted for in accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. Other product sales and revenues are accounted for in accordance with SAB No. 104, "Revenue Recognition in Financial Statements" ("SAB 104").

Revenues from license fees or product sales are recognized when persuasive evidence of an arrangement exists delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable.

When the products are sold with a warranty, a provision is recorded at the time of sale for probable costs, in connection with the warranties, based on the Company's subsidiaries' experience and estimates.

Revenues from software licenses that require significant customization, integration and installation (included in discontinued operations) are recognized based on SOP 81-1, "Accounting for Performance of Construction Type and Certain Production - Type Contracts", according to which revenues are recognized on a percentage of completion basis. Percentage of completion is measured by the efforts expended method based on the ratio of hours performed to date to estimated total hours at completion. Anticipated losses on contracts are charged to earnings when identified. Estimated gross profit or loss from contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

m. Revenue recognition (Cont.)

operations when they are reasonably determinable by management, on a cumulative catch-up basis. Revenues derived from software licensing arrangements based on new technology, in which the Company's subsidiary does not have sufficient prior experience and estimates are not reasonably determinable, are recognized using the completed-contract method.

Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

Revenues from cost plus service agreements are recognized as the services are performed, based on the costs incurred.

n. Research and development costs

Research and development costs, net of grants received, are charged to the statement of operations as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the subsidiaries' product development process, technological feasibility is established upon completion of a working model. Costs, incurred by the Company's subsidiaries between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, research and development costs are charged to the statement of operations, as incurred.

o. Advertising costs

Advertising costs are charged to the consolidated statement of operations as incurred.

p. Royalty-bearing grants

Royalty-bearing grants from the Government of Israel and other governmental institutions for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred. Such grants are included as a deduction of research and development costs, since at the time received it is not probable that they will be repaid.

Research and development grants received by certain of the Company's subsidiaries in 2006 amounted to $1,982 (2005 - $1,528, 2004 - $1,535).

Research and development grants received in 2004 by the ET group, which are presented in the discontinued operations amounted to $181.

q. Income taxes

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined for loss carryforwards and temporary differences between financial reporting and tax bases of assets and liabilities, using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

r. Income (loss) per share

Basic net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of ordinary shares and ordinary share equivalents outstanding during the year; ordinary share equivalents are excluded from the computation if their effect is anti-dilutive.

s. Stock based compensation

Effective January 1, 2006 ("the effective date"), the Company applies SFAS No. 123(R), "Share-Base Payment" ("SFAS 123(R)"), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123(R) requires the measurement and recognition of compensation expenses based on estimated fair value for all shared based payment awards made to employees and directors. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R).

The company, its subsidiaries and its affiliated companies adopted SFAS 123(R) using the modified-prospective method. According to the modified-prospective method, compensation cost is recognized beginning with the effective date (a) based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the grant date fair value estimated in accordance with the provisions of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

Previously, effective January 1, 2003 the Company and its subsidiaries adopted the fair-value-based method of accounting for share-based payments based on the provisions of SFAS 123, using the prospective methods described in SFAS 148, "Accounting for Stock- Based Compensation- Transition and Disclosure".

Because 1) SFAS 123(R) must be applied not only to new awards but also to previously granted awards that are not fully vested on the effective date, 2) the Company adopted SFAS 123 using the prospective transition method (which applied only to awards granted, modified or settled after January 1, 2003), and 3) prior to January 1, 2006, the Company's affiliated companies applied APB 25 whereby compensation cost is measured based on the intrinsic value of the options granted, compensation cost for some previously granted but unvested awards in the Company, its subsidiaries and in its affiliated companies that were not previously determined at fair value, measured and recognized under the provisions of SFAS 123(R) starting in 2006.

The expense related to stock-based employee compensation included in the determination of net income for 2005 and 2004, is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS 123. If the Company, its subsidiaries and its affiliated companies had elected to adopt the fair value recognition provisions of SFAS 123 as of its original effective date, pro forma net income and pro forma basic and diluted net income per share would be as follows:

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

s. Stock based compensation (Cont.)

	Year ended December 31,	
	2005	2004
Net income , as reported	$ 47,335	$ 84,133
Add: Stock-based employee compensation expense included in reported net income	347	202
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	2,739	2,981
Pro forma net income	$ 44,943	$ 81,354
Income per share:		
Basic - as reported	$ 1.61	$ 2.87
Basic - pro forma	1.53	2.78
Diluted - as reported	1.60	2.86
Diluted - pro forma	1.52	2.77

The Company recognizes compensation expenses for the value of its awards over the requisite service period of each of the awards using the straight line method.

The fair value of stock options for the company was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2006, 2005 and 2004:

	2006	2005	2004
Risk-free Interest Rate	4.75%	4.75%	2.5%
Expected Dividend Yield[1]	0%	0%	0%
Expected Volatility[2]	38%	38%	42%
Expected Lives[3]	2.8	2.8	2.8

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

s. Stock based compensation (Cont.)

[1] According to the Company's option plan, the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed per share. Accordingly, the Company, when calculating fair value of the options based on the Black-Scholes option-pricing model, assumes a 0% dividend yield. Consequently, when such a reduction in exercise occurs, there is no accounting consequence.

[2] The Company used its historical volatility over the period of the expected lives of the options.

[3] The Company determined the expected life of the options according to vesting terms of the options.

The Company's additional disclosures required by SFAS 123R are provided in Note 16.

Call options granted to employees to purchase shares in subsidiaries, affiliates and other companies are recorded at fair value using the Black-Scholes option-pricing model. The fair value of the option is recorded as a liability and changes in the liability are recorded as compensation expenses.

t. Comprehensive income

Comprehensive income consists of net income (loss) and other gains and losses affecting shareholders equity that under generally accepted accounting principles are excluded from the net income (loss). For the Company, such items consist of unrealized gains and losses on available for sale securities and foreign currency translation adjustments (See Note 24).

u. Severance pay

The Company's and its subsidiaries' liability for severance pay, with respect to their Israeli employees, is calculated pursuant to Israeli severance pay law and employee agreements based on the most recent salary of the employees. The Company's liability for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2006, 2005 and 2004 amounted to $833, $354 and $816, respectively.

Severance pay expenses for the years ended December 31, 2005 and 2004 presented in the discontinued operations amounted to $28 and $62, respectively.

v. Discontinued operations

Under SFAS 144, when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

w. Fair value of financial instruments

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", requires disclosure of an estimate of the fair value of certain financial instruments. The Company's financial instruments consist of cash and cash equivalents, marketable securities, short-term deposits and debentures, trade receivables, other receivables, trade payables, other payables and short-term and long-term bank loans. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2006 and 2005, unless otherwise stated. The estimated fair values have been determined through information obtained from market sources and management estimates.

It was not practical to estimate the fair value of the Company's investments in shares and loans of non-public investments which presented as other companies because of the lack of a quoted market price or without incurring excessive costs. The carrying amounts of these companies were $66,750 and $46,868 at December 31, 2006 and 2005, respectively, and they represent the original cost, net of any impairment charges since the dates of acquisition.

x. Concentrations of credit risk

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable debentures and trade receivables.

Cash and cash equivalents and bank deposits are invested mainly in U.S. dollars with major banks in the United States and Israel. 85.5% of marketable debentures are debentures of U.S. government agencies with high credit quality and with limited amount of credit exposure to any U.S agency. The other 14.5% are corporate debentures with high credit quality and with limited amount of credit exposure to any corporation. Accordingly, the Company's management believes that minimal credit risk exists with respect to these investments.

Trade receivables are derived from sales to major customers located primarily in the U.S and in Asia. The Company's subsidiaries perform ongoing credit evaluations of their customers and obtain letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is recognized with respect to those amounts that were determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures.

As of the balance sheet date there is no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

y. Recently issued accounting pronouncements

i. In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement.

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

y. Recently issued accounting pronouncements (Cont.)

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings.

The Company is currently reviewing this new standard to determine its effects, if any, on its results of operations.

ii. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards. FASB 157 is effective for fiscal years beginning after November 15, 2007. The Company will evaluate the impact that adopting FASB 157 will have on its financial statements.

iii. In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 no later than January 1, 2008. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

z. Reclassifications

Certain prior year amounts were reclassified to conform with current year financial statement presentation.

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES

a. Elron Telesoft

On December 29, 2005, Elron sold all of its shares of Elron Telesoft Ltd. and Elron Telesoft Export ("The ET Group") to ECtel Ltd. (NASDAQ: ECRX) for $2,100. The above transaction resulted in an immaterial gain (due to previous impairment charges which were recorded on the ET Group assets).

According to SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (CONT.)

a. Elron Telesoft (Cont.)

be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component. The business sold by the ET Group met the criteria for reporting discontinued operations and therefore the results of operations of the business for the periods presented and the gain on the sale had been classified as discontinued operations in the statement of operations.

b. Galil

Galil Medical Ltd. ("Galil") develops, manufactures and markets cryotherapy platform incorporating powerful freezing technology and proprietary needle design for minimally invasive treatments for various clinical applications.

On December 8, 2006 Galil has completed a $40,000 financing in consideration for 74,962,166 preferred A1 shares, led by U.S. venture capital funds namely, Thomas, McNerney & Partners, The Vertical Group and Investor Growth Capital (the "new investors"). As part of the financing round, the new investors purchased shares from certain existing shareholders of Galil, for approximately $8,000 of which approximately $2,650 were purchased from Elron's subsidiary, RDC. In addition, loans in the amount of approximately $3,600 previously granted to Galil by Elron, RDC and DIC, were converted into 6,746,596 preferred A2 shares of Galil of which Elron's share was approximately $1,400 and RDC's share was approximately $800. The sale of the shares in RDC and the conversion of the loans granted by RDC and Elron were done as part of the same transaction. Accordingly, only the cash received in excess of the converted loans represents consideration for the sale of Galil's shares by RDC. As a result, a gain in the amount of approximately $600 was recorded ($0 net of minority interest since the converted loans exceeded the cash received on a consolidated basis).

Following the above transactions, Elron and RDC holds approximately 12% and 17%, respectively, of Galil's outstanding shares. As a result of the decrease in Elron's and RDC's interest in Galil, Elron ceased to consolidate Galil's financial statements.

On December 8, 2006 Galil also completed the sale of its 25% interest in Oncura Inc ("Oncura") to Oncura's 75% shareholder, and purchased from Oncura the urology related cryotherapy business for a net consideration of $20,000. Following the transaction, the cryotherapy business is solely owned and operated by Galil. As a result of the sale of Oncura and the purchase of the cryotherapy business, Galil recorded loss in the amount of approximately $1,700 (not including transaction costs). Elron's share in the above loss amounted to approximately $600, included as part of the line item "Equity in losses of affiliated companies" in the statements of operations.

c. Enure

1. On October 2, 2005, Elron completed an investment of approximately $4,000 in Enure ("Enure"), in consideration for 8,547,600 Series A ("The 2005 investment") preferred shares. Enure is an Israeli software company engaged in developing unique solutions in the field of broadband services management and home networks. Following Elron's above investment, Elron holds approximately 44% of Enure, on a fully diluted and on an as converted basis (approximately 57% on an outstanding basis). After the completion of the 2005 investment, the Company had control over Enure. Therefore, Enure's financial statements had been consolidated in the Company's consolidated financial statements. The majority of the purchase price was allocated to cash and other monetary current assets and liabilities.

2. On August 10, 2006, Enure completed an additional $4,000 financing round ("the additional financing round"), of which Elron invested $500 a new investor and $3,500. This round was a continuation to the 2005 investment. As a result of the additional financing round, Elron's interest in Enure decreased from 44% to 34% on a fully diluted basis and on an as converted basis (to approximately 41% on an outstanding basis) , thus that Elron lost control over Enure The aggregate investment in Enure of $8,000 was in consideration for 17,095,200 Series A preferred shares, of which Elron received 9,616,050 Series A preferred shares of Enure.

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (CONT.)

c. Enure (Cont.)

2. (Cont.)

Enure is considered to be a variable interest entity, however, the Company is not the primary beneficiary of Enure. As of December 31, 2006, Elron's maximum exposure to loss as a result of its investment in Enure does not exceed the carrying value of its investment in Enure in the amount of approximately $2,200. In addition, as a result of the decrease in Elron's interest in Enure, and since Elron is not the primary beneficiary of Enure, Elron ceased to consolidate Enure's financial statements following the additional financing round. Since the investment in preferred A shares is not considered to be an investment that is in-substance-common stock, the investment in Enure is accounted for from the date of the additional financing round under the cost method.

d. *3DV*

3DV Systems Ltd. ("3DV") develops a unique video camera technology capable of capturing the depth dimension of objects in real time. On December 12, 2006, 3DV completed a financing round of $20,100, led by new investors, Kleiner Perkins Caufield & Byers, a leading U.S venture capital fund, and Pitango Venture Capital, a leading Israeli venture capital fund. The investment was in two installments, the first of which was in the amount of $9,000, in consideration for 2,077,387 preferred B shares, which was invested immediately and the second installment will be invested upon completion of milestone as define in the share purchase agreement. As part of the first installment Elron and RDC invested together an amount of approximately $1,100 and converted $5,100 previously granted loans, all in consideration for 1,409,853 preferred B shares (of which Elron's share was 587,207 preferred B shares and RDC share was 822,646 preferred B shares). Elron and RDC also converted previously granted loans in the amount of approximately $950 to 179,665 preferred A shares. Following the completion of the investment, Elron's and RDC's holdings in 3DV, decreased from 29.9% and 44.8% to approximately 21.7% and 31.7%, respectively, of the shares of 3DV on a fully diluted and on an as converted basis (from approximately 35.7% and 53.5% to approximately 25.7% and 37.5%, respectively, on an outstanding basis and on an as converted basis). Following the investment, since 3DV is not considered a VIE and since Elron does not control 3DV, Elron ceased to consolidate 3DV's financial statements and the investment in 3DV is accounted for under the equity method. Since the Company's and RDC's investment and conversion of loans was to preferred B shares and since the Company's and RDC's investment in the converted loans was reduced to zero through the losses of 3DV, the Company recorded gain in the amount of $3,500 ($2,500 net of minority interest) in order to reflect its share in the preferred B share capital.

NOTE 4:- CASH AND CASH EQUIVALENTS

Includes bank deposits in U.S. dollars, bearing an annual weighted average interest rate of 5.08% per annum (December 31, 2005 – 4.1%) and bank deposits denominated in NIS bearing an annual weighted average interest rate of 4.26%.

NOTE 5: - SHORT-TERM INVESTMENTS

	Annual Weighted Average Interest rate as of December 31, 2006	December 31,	
	%	2006	2005
Certificate of deposits	5.38	9,082	10,150
Bank deposits	5.25	10,835	44,511
		$ 19,917	$ 54,661

U.S. dollars in thousands, except share and per share data

NOTE 6: - AVAILABLE FOR SALE MARKETABLE SECURITIES

Available-for-sale securities: [1]			
U.S. government agencies and corporate debentures	4.76	$ 55,862	$ 62,617
[1] Includes unrealized income		$ 399	$ - *)

*) In 2006 and 2005 unrealized losses in the amount of $519 and $909, respectively, were reclassified as financing loss due to an other than temporary decline in value of certain securities.

	Maturities
As of December 31, 2006:	
Available-for-sale securities:	
Due in one year or less	$ 16,022
Due after one year to three years	23,563
Due after three years to five years	13,746
Due after five years to ten years	2,531
	$ 55,862

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES

a. Affiliated companies are as follows:

		December 31,	
		2006	2005
	Note	Consolidated % of outstanding share capital	
Elbit Systems ("ESL")	7d(1)	-	-
Given Imaging	7d(2)	25.4	24.2
ChipX	7d(3)	28.7	26.5
K.I.T eLearning	7d(4)	-	-
Wavion	7d(5)	38.0	37.8
Oren Semiconductors	7d(6)	-	-
Galil	3b	29.0	-
3DV	3d	63.1	-
NetVision	7d(7)	36.1	39.1
AMT	7d(8)	33.7	41.8
Oncura	7d(9)	-	25.0
Pulsicom	-	18.2	18.2
Notal Vision	-	23.3	25.6
CellAct	-	45.0	45.0

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

b. Composition of investments: [1][2]

	December 31	
	2006	2005
Given Imaging	72,525	68,956
Oncura	-	22,072
Galil	6,158	-
NetVision	13,119	5,549
Others	8,590	6,203
	$ 100,392	$ 102,780
[1] Includes loans and convertible loans (bearing a weighted average interest rate of 6.74% per annum (December 31, 2005 – 6.42%))	$ 1,066	$ 1,417
[2] Difference between the carrying amounts of investments and the Company's share in the net equity of affiliates, generally attributed to technology, goodwill and other intangible assets	$ 50,701	$ 69,913

c. Fair market value of publicly traded companies:

	Stock Exchange	December 31	
		2006	2005
		U.S. dollars in millions	
Given Imaging	Tel-Aviv and NASDAQ	$ 141.0	$ 176.0
Netvision	Tel-Aviv	54.2	27.7

d. Additional information

1. ESL

On July 8, 2004, Elron announced the signing of a definitive agreement for the sale of all of its holdings in Elbit Systems Ltd. ("ESL") (NASDAQ: ESLT) constituting approximately 19.6% of the outstanding share capital of ESL to Tadiran Communications Ltd., in consideration for approximately $197,000. The closing of the transaction was subject to the right of first refusal of Federmann Enterprises Ltd. ("Federmann Enterprises"), the other major shareholder of ESL. On July 28, 2004, Federmann Enterprises exercised its right of first refusal, following which the shares were sold to Federmann Enterprises for approximately $197,000. As a result, Elron recorded, in 2004, a gain of approximately $104,600 which net of tax amounted to approximately $91,500. The gain net of tax includes a reduction of approximately $21,600 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards.

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

d. Additional information (Cont.)

2. Given

Given Imaging Ltd. ("Given"), a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules.

a. In April 2004, RDC purchased from one of its shareholders (a former senior executive of RDC) treasury shares amounting to approximately 3% of its outstanding share capital. In consideration for the treasury shares, RDC distributed to the shareholder 200,000 shares of Given. The number of the distributed Given shares was calculated based on the relative fair values of the shares of RDC and of Given on the date the agreement to purchase the treasury shares was signed (May 2003). The transaction was completed in April 2004, after receipt of various approvals required under the agreement.

RDC recorded the purchase of the treasury shares based on the fair value of Given's shares on the date of distribution. Accordingly, RDC recorded a gain on the distribution of Given shares of approximately $5,800. RDC's purchase of the treasury shares resulted in Elron increasing its interest in RDC by approximately 1.5% to approximately 49.6%. This acquisition of the additional interest in RDC was accounted for by the purchase method.

Accordingly, Elron recorded the additional interest in RDC at fair value of approximately $1,900 and recorded its share of the gain in the distribution of Given shares in the amount of $1,400, net of tax and minority interest.

The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $1,900 and was allocated mostly to RDC's remaining investment in Given.

b. In June 2004, Given completed its secondary public offering of 2,880,750 ordinary shares at $32.00 per share, comprising 1,500,000 shares issued by Given and 1,380,750 shares (including 375,750 shares as a result of the exercise of the underwriters' over allotment option) sold by existing shareholders. In the aforementioned offering, RDC sold 300,000 ordinary shares in consideration for approximately $9,000. Given received net proceeds of approximately $44,300. As a result of the sale of Given's shares by RDC and the issuance of shares by Given, Elron's direct and indirect ownership interest in Given decreased from approximately 16% to approximately 15%, and Elron recorded a gain of $15,200 ($6,700 net of tax and minority interest).

c. During the second half of 2004, Elron purchased 1,373,513 ordinary shares of Given in consideration for approximately $43,900. As a result, Elron's direct and indirect ownership interest in Given increased from approximately 15% to approximately 20%. The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $39,500 and was allocated as follows: approximately $30,400, net of deferred tax liability in the amount of $ 1,900, to intangible assets other than goodwill, such as customer relationships and technology, approximately $1,700 to in-process research and development activities ("IPR&D"), and approximately $7,400 to goodwill.

Products which did not receive marketing clearance by regulatory authorities as of the acquisition date are considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D. The amount allocated to IPR&D was charged immediately to the Company's results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 12 years. The amortization of the identifiable intangible assets as well as the write-off of the IPR&D were included as part of the line item "Equity in losses of affiliated companies" in the statements of operations.

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

d. Additional information (Cont.)

2. Given (Cont.)

d. During 2004, the Company's then Chairman of the Board exercised options previously granted to him and purchased 21,751 shares of Given from the company, in consideration for approximately $49 and the elimination of the related liability previously recorded in Elron's books. As a result, Elron recorded a gain of approximately $600.

e. During 2005 a former senior employee of RDC exercised options previously granted to him, and purchased from RDC 70,200 shares of Given in consideration for approximately $12 and the elimination of the related liability previously recorded in RDC'S books. As a result, RDC recorded a gain of approximately $1,200 (net gain of approximately $500 net of tax and minority interest).

f. During August 2006, Elron purchased, in a series of open market transactions, 539,721 ordinary shares of Given, for an aggregate purchase consideration of approximately $10,000. As a result of the transactions, Elron's direct and indirect ownership interest in Given increased to approximately 21.2% of Given outstanding ordinary shares. In parallel transactions, DIC , purchased the same number of shares of Given for the same aggregate consideration, increasing its holding from approximately 12.4% to approximately 14.3% of Given's outstanding ordinary shares.

The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $8,100 and was allocated as follows: approximately $6,300 to intangible assets other than goodwill, such as customer relationships and technology, approximately $1,000 to IPR&D and approximately $800 to goodwill. The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 10.5 years. The amortization of the identifiable intangible assets as well as the write-off of the IPR&D are included as part of the line item "Equity in losses of affiliated companies" in the statements of operations.

g. As of December 31, 2006 the company holds direct and indirect approximately 18% of the shares of Given on a fully diluted basis.

3. ChipX

ChipX Incorporated ("ChipX") is a manufacturer of late stage programmable structured ASICs (application-specific integrated circuits). In March 2004, ChipX completed a private placement in which it issued 7,594,928 redeemable preferred shares in consideration for $12,000. Elron purchased 1,632,564 redeemable preferred shares in consideration for approximately $2,600. As a result, Elron's voting interest in ChipX decreased from approximately 33% to approximately 26%. The aforementioned transaction had no effect on Elron's results of operations. In continuation to the above transaction, in May 2006, ChipX completed a private placement round from existing shareholders of $6,000, of which Elron invested approximately $ 2,300. As a result Elron's voting interest in ChipX increased to approximately 29%.

4. KIT

In March 2004, Elron together with the other shareholders of K.I.T. eLearning B.V ("KIT"), DIC and Kidum IT Ltd. (together "the sellers") completed the sale of KIT, to Online Higher Education B.V, a subsidiary of Laureate Education, Inc. (NASDAQ: LAUR), a global leader

U.S. Dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

d. Additional information (Cont.)

4. KIT (Cont.)

in higher education, in consideration for $9,400, of which Elron received approximately $5,700. The gain resulting from the sale amounted to approximately $5,300. In addition, the sellers are entitled to a future payment of up to $10,000 based on earnings of KIT in the years 2006 and KIT future earnings in 2007, from which Elron's share will be up to approximately $5,700.

5. Wavion

Wavion is a developer of broadband wireless access systems for Wi-Fi networks. In each of 2005 and 2006, Elron invested $1,424 in Wavion Inc. ("Wavion") in consideration for 1,696,728 Series B preferred shares in each year, out of an aggregate amount of $3,600 invested each year in Wavion by existing shareholders. As a result Elron's share in Wavion increased from 37.5% to 37.8% in 2005 and to 38% in 2006. Wavion is considered to be a variable interest entity, however, the Company is not the primary beneficiary of Wavion, and accordingly has not consolidated Wavion. As of December 31, 2006, there is no exposure to loss as a result of the Company's involvement in Wavion since the carrying value of the investment in Wavion is nil.

6. Oren

On June 10, 2005, Zoran Corporation (NASDAQ: ZRAN) ("Zoran") completed the acquisition of Oren Semiconductors Inc. ("Oren"). Prior to the transaction, Zoran held approximately 17% of Oren. The consideration paid by Zoran to the other shareholders in Oren was determined based on a value of Oren of $53,500. Zoran paid approximately $44,600 in the form of cash and Zoran common stock for the remaining 83% of Oren. Upon completion of the transaction, Elron received cash of approximately $12,500 and Zoran common stock with a value of approximately $7,700 (based on the market price of Zoran shares on the date of completion). For the assurance of Oren's representations in accordance with the agreement, an amount of approximately $1,900 out of the cash received was deposited in an escrow account, of which half was received in June 2006 and the second half will be received until June 2007. As a result of the sale, Elron recorded a gain, in 2005, of approximately $19,700 (approximately $17,200 net of taxes).

In July 2005, Elron sold all shares of Zoran received by it in the aforementioned sale for approximately $8,800 and recorded a gain of approximately $1,100 (approximately $700 net of tax).

7. NetVision

a. NetVision provides Internet services and solutions in Israel and international telephony services through Voice over IP technology. During 2004, Elron and DIC each granted NetVision Ltd. ("NetVision") a loan of $2,000 in order to enable NetVision to repay a portion of its line of credit to a lending bank. DIC is the other major shareholder of Netvision. In accordance with EITF 02-18, Elron recognized all previously suspended equity method losses in NetVision in the amount of the loan granted.

   During the second half of 2004, Elron and DIC each granted NetVision additional loans of approximately $3,300. The loans from Elron bore an interest rate of Libor + 2% per annum

b. On May 19, 2005, NetVision completed its initial public offering on the Tel Aviv Stock Exchange in Israel of shares and convertible securities in consideration for the immediate net proceeds of approximately NIS 135 million (approximately $31,000). Out of the proceeds received, an amount of approximately NIS 38 million (approximately $8,600) was allocated to the shares and an amount of approximately NIS 97 million (approximately $22,400) was allocated to the convertible securities based on

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

d. Additional information (Cont.)

7. NetVision (Cont.)

b. (Cont.)

the relative fair value of such securities. Future proceeds from the exercise of options sold in the offering may amount to a maximum of approximately NIS 28.8 million (approximately $6,600). Elron and DIC each converted approximately $3,100 of loans into equity of NetVision immediately prior to the offering and $2,200 in loans was repaid to each Elron and DIC from the proceeds of the offering. As a result of the initial public offering, Elron's interest in NetVision decreased from 45.7% to approximately 39% (27.4% on a fully diluting basis including all convertible securities), resulting in a gain of approximately $3,000.

c. As a result of conversion of convertible debentures and exercise of employees options into NetVision common stock during 2006, Elron's interest in NetVision decreased from 39.1% to 36.1%. Therefore, Elron recorded during 2006 a gain in the amount of approximately $1,800.

d. On January 25, 2007, NetVision, then held 36% by Elron and 36% by DIC, completed the merger with Barak I.T.C (1998) International Telecommunications Services Corp Ltd. ("Barak") and the mergerwith GlobCall Communications Ltd. ("Globcall"), following which NetVision purchased from Barak shareholders all of Barak's issued share capital in exchange for approximately 46.5% of NetVision's share capital immediately after the transaction ("Barak Merger"), and from DIC, all of GlobCall's issued share capital in exchange for approximately 7% of NetVision's share capital immediately after the Barak Merger and the transaction ("GlobCall Merger"). The above mentioned exchange ratios were based upon company valuations, that were issued to the parties by independent appraisers, according to which NetVision's value was estimated to be between 533 million NIS (approximately $122 million) and 621 million NIS (approximately $142 million), Barak's value was estimated to be between 456 million NIS (approximately $105 million) and 529 million NIS (approximately $121 million), and GlobCall's value was estimated to be between 67 million NIS (approximately $15 million) and 90 million NIS (approximately $21 million). Barak is a subsidiary of Clal Industries and Investments Ltd. ("Clal"). Elron, Clal and DIC, are part of the IDB group and are entities under common control.

Following the transactions, Elron's, DIC's and Clal's holdings in NetVision is approximately 18%, 25% and 29%, respectively. As part of the transaction, a shareholders agreement was executed between Elron, DIC, and Clal, in connection with voting at shareholders meetings including the appointment of directors.

e. As of December 31, 2006 the company holds approximately 27% of the shares of Netvision on a fully diluted basis.

8. AMT

a. The AMT group develops technologies and products based on amorphous metals. In June 2004, Elron completed an investment of $3,000 in convertible notes of Advanced Metal Technology Ltd. (AMT) then held 28% by Elron, together with an international strategic partner which also invested $3,000 in AMT's convertible notes. In addition, existing AMT shareholders, including Elron, converted shareholder loans into convertible notes in the aggregate amount of approximately $2,700, of which Elron converted approximately $1,600. In addition, Elron and the other investors in AMT were issued warrants to purchase convertible notes of AMT. As a result of the transaction, Elron increased its ownership interest to approximately 35% on a fully diluted basis (excluding warrants) and on an "as converted" basis. The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $5,200 and was allocated as follows: approximately $2,900, net of deferred

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

d. Additional information (Cont.)

8. AMT (Cont.)

a. (Cont.)

tax liability in the amount of approximately $300, to intangible assets other than goodwill with a weighted average useful life of 10 years, approximately $1,100 to IPR&D, approximately $140 to tangible assets and approximately $1,000 to goodwill.

b. In 2005, Elron invested additional $900 in convertible notes and $500 in loans bearing an interest rate of 8% per annum.

c. On June 8, 2006, Elron completed an investment of $5,000 in convertible A1 notes of AMT, as part of a financing round of $14,000 led by Shamrock Israel Growth Fund, an Israeli private equity fund. The investment in AMT was in two installments, the first of $2,500 was invested immediately. The second installment of $2,500 was invested during December 2006 an amount of approximately $700 and January 2007 an amount of $1,800. In addition, Elron and other shareholders of AMT converted previously granted loans in the amount of $1,000 into convertible A1 notes of AMT, of which Elron's share is $500. In connection and together with the above financing round, AMT issued convertible A7 notes to certain minority shareholders in its affiliates and subsidiaries, in consideration for their holdings in those companies (the "SWAP"). As a result of the SWAP, Elron recorded a gain of approximately $1,000. Following the above financing round and SWAP, Elron's holdings in AMT decreased from approximately 36.5% to approximately 31% on a fully diluted basis and on an as converted basis.

9. Oncura

Oncura provided minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technologies. Oncura was held 25% by Galil and 75% by GE. In 2005, due to an impairment of a certain intangible relating to a contract, Galil wrote down an amount of $1,700 ($ 800 net of minority interest), which is the unamortized portion of the investment amount allocated to the aforementioned intangible asset at the date of the investment in Oncura. In addition, in light of Oncura's results, Galil recorded in 2006 and 2005 an impairment loss on the investment in Oncura in the amount of $6,100 and $ 3,400 , respectively (Elron's share net of minority interest $2,500 and $1,400, respectively, due to an other than temporary decline in value of such investment. The impairment losses were presented in the statement of operations in the line item "equity in losses of affiliated companies". See also Note 3(b) regarding the sale of all of Galil holdings in Oncura.

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

e. Summarized information

Summarized combined financial information is as follows:

	Given	NetVision	AMT	Others
December 31, 2006:				
Balance sheet information:				
Current assets	$ 103,069	$ 45,961	$ 3,366	$ 53,629
Non-current assets	55,108	53,039	4,467	36,460
Total assets	158,177	99,000	7,833	90,088
Current liabilities	24,054	40,196	4,323	15,918
Non-current liabilities	22,838	20,817	33,093	9,892
Minority interest	3,499	442	232	-
Redeemable preferred stock	-	-	-	44,919
Shareholders' equity (deficiency)	107,786	37,545	(29,815)	19,359
Year Ended December 31, 2006:				
Statement of operations information:				
Revenues	$ 95,029	$ 95,969	$ 4,073	$ 28,311
Gross profit	70,875	26,284	141	9,336
Net income from continuing operations and net income	-	12,700	-	159
Net loss from continuing operations and net loss	(1,508)	-	(8,120)	(33,503)

	Given	Oncura	Others
December 31, 2005:			
Balance sheet information:			
Current assets	$108,976	$ 23,998	$ 57,548
Non-current assets	40,134	37,496	53,876
Total assets	149,110	61,494	111,423
Current liabilities	22,759	30,724	53,498
Non-current liabilities	24,246	3,574	53,127
Minority interest	61	-	143
Redeemable preferred stock	-	-	36,108
Shareholders' equity (deficiency)	102,044	27,196	(31,453)
Year Ended December 31, 2005:			
Statement of operations information:			
Revenues	$ 86,776	$ 72,063	$ 95,707
Gross profit	64,706	31,183	25,859
Net income from continuing operations and net income	6,343	-	5,405
Net loss from continuing operations and net loss	-	(6,209)	(18,680)

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

e. Summarized information (Cont.)

	Given	Others
Year Ended December 31, 2004:		
Statement of operations information:		
Revenues	$ 65,020	$ 158,965
Gross profit	47,286	53,494
Net income from continuing operations and net income	2,888	4,446
Net loss from continuing operations and net loss	-	(23,586)

Following is the summary of information from ESL's unaudited financial report as of June 30, 2004, which the Company used in order to record in 2004 its share in the equity and results of ESL until the date of sale of the investment in ESL (on July 28, 2004) and in order to determine the gain resulting from the aforementioned sale (see Note 7d(1)).

	ESL
Six months ended June 30, 2004 (unaudited):	
Statement of operations information:	
Revenues	$ 445,317
Gross profit	115,438
Net income from continuing operations and net income	24,039

f. Goodwill and intangible assets embedded in investments

The annual estimated amortization expense relating to intangible assets embedded in investments accounted for under the equity method, which will be included in the line item "Equity in losses of affiliated companies" in the statement of operations, for each of the five years in the period ending December 31, 2011 is approximately $4,500.

The weighted average amortization period of the intangible assets is approximately 11 years.

At the balance sheet date, the Company has goodwill in the amount of $11,000 allocated to investments accounted for under the equity method.

g. Impairment

As a result of an other-than-temporary decline in value of certain investments, the Company recorded impairment losses with respect to affiliated companies of $6,100, $5,300 (including $1,700 relating to a certain intangible asset in an investee) and $700, in 2006, 2005 and 2004, respectively. Such impairment losses are included as part of the Company's equity in losses of affiliated companies.

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

h. Subsequent event

On March 15, 2007, the Company completed the acquisition of approximately 34% of the outstanding shares of AqWise – Wise Water Solutions Ltd., an Israeli-based water technology company, from certain existing shareholders in consideration for approximately $3,400.

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES

	December 31	
	2006	2005
Marketable securities presented as available- for- sale securities: (1)		
Partner (2)	$ -	$ 25,998
Other	1,465	1,065
	1,465	27,063
Partnerships	3,329	3,698
Other investments and long-term receivables (3)(4)	63,421	43,170
	$ 68,215	$ 73,931
(1) Includes unrealized gains	$ 920	$ 17,540

(2) Partner Communications Company Ltd. ("Partner")

On April 20, 2005 Elbit completed the sale of 12,765,190 Partner shares to Partner for approximately $94,000, as part of the sale together with the other Israeli founding shareholders of Partner, of approximately 33.3 million Partner shares to Partner. As a result of the sale, Elron recorded in the statement of operations, a realized gain of approximately $56,400 (approximately $45,400 net of tax). The gain net of tax includes a reduction of approximately $ 9,400 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. See Note 14 (e)(1).

Following the aforementioned sale, Elbit held 3,091,361 shares of Partner a decrease from 9% to approximately 2% of the outstanding shares of Partner.

On March 21, 2006, Elron completed the acquisition of approximately 823,354 shares of Partner from one of the other Israeli founding shareholders of Partner for approximately $5,300, reflecting approximately 15% discount from the market price at the date of the agreement. Upon completion of the acquisition, Elron held (directly and through Elbit) approximately 2.5% of Partner's outstanding share capital.

On November 16, 2006, Elbit sold 8,630 shares in consideration for approximately $100.
On December 31, 2006, Elron and Elbit together completed the sale of 3,906,085 shares of Partner (823,354 by Elron and 3,082,731 by Elbit) comprising all of Elron's and Elbit's shares in Partner, to several Israeli institutional investors for approximately $39,800.
As a result of the above transactions, Elron recorded in the fourth quarter of 2006 in the statement of operations, a realized gain of approximately $25,000 (approximately $21,200 net of tax). The gain net of tax includes a reduction of approximately $3,700 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. See Note 14 (e)(3).

During 2006 and 2005 Elron and Elbit received dividend from Partner in the amount of approximately $1,800 and $400, respectively.

U.S. dollars in thousands, except share and per share data

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (CONT.)

(3) During 2005 and 2004, Elron recorded impairment losses of approximately $600 and $800, respectively, in respect of certain investments and receivables.

(4) Other investments include mainly the following companies:

	Note	December 31, 2006	December 31, 2005
		% of outstanding share capital on an as converted basis	
Jordan Valley	8(4)(a)	27.8	27.8
Impliant	8(4)(b)	22.3	21.5
NuLens	8(4)(c)	29.0	21.6
Teledata	8(4)(d)	21.1	21.1
Brainsgate	8(4)(e)	22.3	22.3
Safend	8(4)(f)	26.2	-
Enure	3(e)	40.1	-
Neurosonix	8(4)(g)	16.5	-
Atlantium	8(4)(h)	31.2	-

(a) Jordan Valley

On October 21, 2004, Elron purchased 32,901 Preferred A shares of Jordan Valley Semiconductor Ltd. ("Jordan Valley"), in consideration for approximately $6,700, as part of an aggregate investment of approximately $9,000 raised by Jordan Valley. The balance of the aggregate investment in Jordan Valley was invested by Clal by way of conversion of previously granted loans. Jordan Valley is an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Following the investment Elron holds 25% of Jordan Valley on a fully diluted basis and on an as converted basis. According to the agreement, Elron's holding percentage was subject to adjustment based on Jordan Valley's future performance and therefore Elron invested in October 2005 an additional $1,400. Jordan Valley is also 40% owned (indirectly) by Clal, an entity under common control with DIC. Elron's investment in Jordan Valley was approved by the shareholders of Elron and Clal on October 21, 2004. Since the investment in preferred A shares is not considered to be an investment in in-substance-common stock, the investment in Jordan Valley is accounted for under the cost method.

(b) Impliant

On December 28, 2004, Elron invested approximately $7,300 in consideration for 19,962,500 Preferred C shares of Impliant Inc. ("Impliant") as part of a financing round of approximately $18,000 from new and existing investors of Impliant. In 2005 Elron invested an additional $1,000 in consideration for 2,682,907 Preferred C shares as part of a financing round of approximately $5,400. Impliant is a privately held medical device company, engaged in the development of a novel posterior motion preservation system for spine surgery. Following the aforementioned investments, Elron holds approximately 20% of Impliant, on a fully diluted basis and on an as converted basis. Since

U.S. dollars in thousands, except share and per share data

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (CONT.)

(b) Impliant (Cont.)

the investment in preferred C shares is not considered to be an investment in in-substance-common stock, the investment in Impliant is accounted for under the cost method.

(c) NuLens

On April 21, 2005, Elron completed an investment of approximately $2,900 in NuLens Ltd. ("NuLens"), in consideration for 763,584 Series A preferred shares, as part of an aggregate investment of approximately $3,400. NuLens is an Israeli medical device company operating in the field of intra-ocular lenses mainly for cataract and presbyopia procedures. Elron's investment was in two installments, the first of approximately $1,700 was invested immediately for approximately 17% of NuLens on a fully diluted and on an as converted basis and an additional amount of approximately $1,100 was invested on March 9, 2006, simultaneously with an additional investment of $ 1,500, for 241,158 Series B preferred shares as part of a new round of investment in the aggregate amount of approximately $6,000. The new round was led by Warburg Pincus, a leading global private equity fund. Following the above investments, Elron holds 25% of NuLens, on a fully diluted and on an as converted basis. Since the investments in preferred A and B shares are not considered to be an investment in in-substance-common stock, the investment in NuLens is accounted for under the cost method.

(d) Teledata

On May 8, 2005, Elron completed an investment of $16,000 in Teledata Networks Ltd. ("Teledata"), in consideration for 4,923,194 series A preferred shares. The investment was part of an aggregate round of financing of $19,000, in which FBR Infinity II Ventures, a related venture capital fund ("Infinity"), invested the remaining $3,000. Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Following the investment, Elron holds approximately 21% of Teledata, on a fully diluted and on an as converted basis. Since the investment in preferred A shares is not considered to be an investment that is in-substance-common stock, the investment in Teledata is accounted for under the cost method.

(e) BrainsGate

On August 8, 2005, Elron completed an investment of approximately $6,900 in BrainsGate Ltd. ("BrainsGate"), in consideration for 1,733,141 Series B-1 preferred shares, as part of an aggregate investment of approximately $17,000. BrainsGate is an Israeli company that is developing implantable medical devices to treat various central nervous system diseases (CNS) related pathologies. Following Elron's investment, Elron holds approximately 20% of BrainsGate, on a fully diluted and on an as converted basis. Since the investment is in preferred B-1 shares, which are not considered to be an investment in in-substance- common stock, the investment in BrainsGate is accounted for under the cost method.

(f) Safend

On January 2, 2006 Elron completed an investment of approximately $3,700 in Safend Ltd. ("Safend") in consideration for 1,942,261 Series B preferred shares, as part of an aggregate investment of approximately $7,400. Following Elron's investment, Elron holds approximately 22% of Safend on a fully diluted and on an as converted basis. Safend is an Israeli company which develops comprehensive desktops and laptops endpoint security solutions. Since the investment in preferred B shares is not considered to be an investment in in-substance-common stock, the investment in Safend is accounted for under the cost method.

U.S. dollars in thousands, except share and per share data

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (CONT.)

(g) Neurosonix

On August 27, 2006, Elron completed a new investment of $5,000 in Neurosonix Ltd. ("Neurosonix") as part of an aggregate investment of $12,000 in two installments. The first installment in the amount of $6,840 was invested immediately and the second installment in the amount of $5,160 will be invested upon completion of a certain milestone by Neurosonix. Elron's first installment in the amount of $2,850 was in consideration for 9,300 Series C preferred shares of Neurosonix. Following Elron's first investment installment, Elron holds approximately 16% and upon completion of the aggregate investment, Elron will hold approximately 18% of Neursonix on a fully diluted basis and on an as converted basis. Neurosonix is an Israeli company which is engaged in the development and commercialization of medical devices for the prevention of acute cerebral embolism during open-heart cardiac surgery as well as other invasive and minimally-invasive procedures. Since the investment in preferred C shares is not considered to be an investmentin in-substance-common stock, the investment in Neurosonix is accounted for under the cost method.

(h) Atlantium

On October 23, 2006, Elron completed a new investment of $10,000 in Atlantium Inc. ("Atlantium") in consideration for 1,494,766 Series B Preferred shares, as part of an aggregate investment of $17,000. The other $7,000 was the conversion of convertible loans previously granted by existing Atlantium shareholders. Following Elron's investment, Elron holds approximately 25.7% of Atlantium on a fully diluted basis and on an as converted basis. Atlantium an Israeli-based water technology company provides innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection (HOD) technology. Since the investment in preferred B shares is not considered to be an investment that is in-substance-common stock, the investment in Atlantuim is accounted for under the cost method.

NOTE 9:- PROPERTY AND EQUIPMENT, NET

	December 31	
	2006	2005
Land and Building	$ 9,829	$ 9,944
Leasehold improvements	2,496	2,508
Computers, furniture and machinery	2,293	4,176
Motor vehicles	520	561
	15,138	17,189
Less - accumulated depreciation	7,915	9,380
Property and equipment, net	$ 7,223	$ 7,809

Depreciation expenses amounted to approximately $1,173, $1,016 and $1,013 for the years ended December 31, 2006, 2005 and 2004, respectively.

Depreciation expenses included in the discontinued operations, amounted to approximately $10 and $124 for the years ended December 31, 2005 and 2004, respectively.

U.S. dollars in thousands, except share and per share data

NOTE 10:- GOODWILL AND OTHER INTANGIBLE ASSETS

	Period of amortization	December 31	
		2006	2005
	years		
Cost:			
Technology and other intangible assets (1)	14	$ 425	$ 425
Accumulated amortization:			
Technology and other intangible assets (1)		254	236
		171	189
Intangible assets with indefinite useful life		2,629	2,629
Total other intangible assets		2,800	2,818
Goodwill		2,742	2,742

1. The annual estimated amortization expense relating to Elron's amortizable intangible assets existing as of December 31, 2006, for each of the five years in the period ending December 31, 2011 is approximately $34.

2. The changes in the carrying amount of goodwill for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Other Holdings and Corporate operations
Balance as of January 1, 2004	$ 6,428
Newly consolidated companies	229
Balance as of December 31, 2004	$ 6,657
Adjustment of goodwill due to reversal of valuation allowance in respect to deferred tax assets (4)	(3,915)
Balance as of December 31, 2005 and 2006	$ 2,742

3. Amortization expenses amounted to approximately $18 $61 and $142 for the years ended December 31, 2006, 2005 and 2004, respectively.

4. See Note 14 (e)(1) regarding to a tax benefit recorded as a reduction of goodwill in 2005.

5. As a result of the Company's revised estimate about the realizability of future royalties to be received, the Company recorded in 2004 an impairment loss of approximately $4,200 ($2,700 net of tax) in respect of the intangible asset relating to Mediagate's technology. This impairment loss is included as a separate line item in the statement of operations.

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHORT-TERM LOANS FROM BANKS AND OTHERS

	Weighted Average Interest rate December 31, 2006	December 31	
	%	2006	2005
Short-term loans from banks denominated in U.S. dollars	8.88	1,208	3,808
Short-term loans from other shareholders of a subsidiary	8.76	683	-
		$ 1,891	$ 3,808

As of December 31, 2005, the balance also includes a bank loan to Mediagate in the amount of approximately $2,600 bearing an annual interest rate of the Wholesale Interest Rate plus 1% (the Wholesale Interest Rate as of December 31, 2005 was approximately 5.3%). In February 2006, the loan (including accrued interest) was extinguished for a consideration of $100. As a result Elron recorded in the first quarter of 2006 a gain of approximately $2,700.

NOTE 12:- OTHER PAYABLES AND ACCRUED EXPENSES

	December 31	
	2006	**2005**
Payroll and related expenses [1]	$ 2,009	$ 2,502
Provision for income taxes	9,321	4,252
Accrued expenses	51	850
Employees call options [2]	662	836
Provision for Professional expenses	262	455
Chief Scientist	43	443
Others	1,059	1,687
	$ 13,407	$ 11,025
[1] Includes provision for vacation pay	$ 923	$ 958

[2] EMPLOYEE CALL OPTIONS

a. The Company's former Chairman of the Board has options to acquire up to 1.5% of any shares or other securities acquired by the Company in Wavion and up to 0.75% of any shares or other securities acquired directly and indirectly by the Company in Galil. These options shall be exercisable at the weighted average price of investments made by the Company with respect to any of those two companies until the date of exercise of the options. The options shall be exercisable for a period of three years commencing on the later of January 1, 2000 or the date of the latest investment by the Company in the relevant entity.

b. During 2001, the Board of directors approved the grant of options to certain officers of the Company to acquire between 1% to 2% of Elron's investments in certain private companies. The options are exercisable at the weighted average price of the investments made by

U.S. dollars in thousands, except share and per share data

Elron. The options vest ratably over a three year period and are exercisable for an additional three years.

NOTE 12:- OTHER PAYABLES AND ACCRUED EXPENSES (CONT.)

(2) EMPLOYEE CALL OPTIONS (Cont.)

c. RDC granted to its former senior employees and to the current CEO call options to purchase 0.75%-5% of certain investments held by RDC as of the dates and at exercise prices determined in the call option agreements. During 2005, a former senior employee of RDC exercised a call option with respect to 70,200 shares of Given at an exercise price of $ 0.17 per share (See Note 7d(2)(e).

All aforementioned options were recorded at fair value. The fair value of each option granted (as described in paragraphs a - c above) is estimated using the Black and Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2006, 2005 and 2004, respectively: (1) expected life of the option of 2.3, 1.8 and 4, respectively; (2) dividend yield of 0% for all periods; (3) expected volatility of the options of 50%-80%, 50% and 50%, respectively; and (4) risk-free interest rate of 4.7%, 4.6% and 2.5%, respectively.

In respect of the aforementioned call options, compensation expense (income) amounted to $227, $(1,041) and $1,414 for the years ended December 31, 2006, 2005 and 2004, respectively. These compensation expenses are included in general and administrative expenses.

NOTE 13:- LONG-TERM LOANS FROM BANKS AND OTHERS

a. COMPOSITION

	December 31	
	2006	2005
Long-term loans from banks	$ 18	$ 23
Long-term loans from others [1]	4,344	3,519
	4,362	3,542
Less-current maturities [1]	(2,249)	(2,065)
	$ 2,113	$ 1,477

(1) As of December 31, 2006 and 2005 an amount of $2,242 and $2,058, respectively, represents loans from Rafael to RDC which are denominated in New Israeli Shekel ("NIS") and do not bear interest or linkage. These amounts are included in current maturities of long term loans. As of December 31, 2006 the amount also included $2,102 loans from Rafael received during 2006, which bearinterest at a rate of Libor plus 1.8% to be repaid in April 2009. See also Note 15(d) regarding the pledge of Given shares.

As of December 31, 2005, the amount also included a loan of approximately $1,379 from the minority shareholders of Galil. The loan bore interest at a rate of Libor plus 3%.

U.S. dollars in thousands, except share and per share data

NOTE 13:- LONG-TERM LOANS FROM BANKS AND OTHERS (CONT.)

b. The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

First year (current maturities)	$	2,249
Second year		7
Third year		2,106
	$	4,362

NOTE 14:- INCOME TAXES

a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

In accordance with the above law, results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli CPI. As explained in Note 2b, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS 109, the Company has not provided deferred income taxes on this difference between amounts in the reporting currency and the tax bases of assets and liabilities.

b. Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

Certain of the Company's subsidiaries and affiliates in Israel are "industrial companies", as defined by the Law for the Encouragement of Industry (Taxation), 1969, and as such, are entitled to certain tax benefits, mainly accelerated depreciation and the right to claim public issuance expenses and amortization of costs relating to intangible assets and patents as deductible expenses for tax purposes.

c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (Law"):

Pursuant to the Law, a subsidiary was awarded an "approved enterprise" status in the alternative track. The main benefit according to this track, if the subsidiary implements all the terms of the approved program, is a ten-year exemption from tax on income deriving from the approved enterprise.

In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the tax exempt income originating from the approved enterprise, the dividend distributed will be subject to a corporate tax at the rate of 25%.

Should the subsidiary derive income from sources other than the approved enterprise during the relevant period of benefits, such income will be taxable at the regular rate.

Tax benefits are conditional upon compliance with the provision of the Law, the regulations that were enacted, and the terms stipulated in the approval letter. The subsidiary's management is of the opinion that to-date the subsidiary is in compliance with these conditions.

d. In 2004, the Israeli parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) which reduces the corporate tax rate from 36% to 35% in 2004 and progressively to a rate of 30% in 2007. As a result, Elron recorded in 2004 a tax

U.S. dollars in thousands, except share and per share data

benefit in the amount of approximately $2,900.

NOTE 14:- INCOME TAXES (CONT.)

d. (Cont.)

On July 25, 2005, the Israeli parliament approved the Law for the Amendment of the Tax Ordinance (No. 147), 2005 which progressively reduces the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 – 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25% (the "Amendment"). The amendment had no material effect on the Company's financial position and results of operations in 2005.

e. Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,		
	2006	**2005**	**2004**
Current taxes [1] [2]	$ 6,056	$ 19,031	$ 16,363
Adjustments of deferred tax assets and liabilities for enacted changes in tax rates	27	116	(2,917)
Deferred income taxes	(4,270)	(7,404)	508
Taxes in respect of prior years	(703)	(1,282)	1,147
	$ 1,110	$ 10,461	$ 15,101
Domestic	$ 1,110	$ 10,461	$ 15,101

[1] In 2005, Elbit received final tax assessments for the years 2002 to 2004, according to which certain prior year losses are to be offset from certain gains. Consequently, Elbit reversed a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. This reversal resulted in a tax benefit of $14,500. Since a portion of the valuation allowance reversed was in respect of loss carryforwards of Elbit existing at the date of the merger with Elron, Elron recorded a tax benefit in the amount of $3,900 relating to such portion as a reduction of the remaining goodwill.

[2] In November and December 2006 Elbit and Elron sold all their shares of Partner (See Note 8(2)). As a result Elbit and Elron recorded tax expense in the amount of approximately $7,500.

[3] In February 2007 Elbit received final tax assessment for the year 2005 according to which certain prior year losses are to be offset from certain gains. Consequently, Elbit reversed a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. This reversal resulted in a tax benefit of $4,500 recorded in December 2006.

[4] In December 2006 the Company decreased its previous valuation allowance in respect of losses incurred in prior periods as a result of its revised estimate of expected future taxable income due to a continued increase in the market price of certain of its marketable securities. The aforementioned decrease resulted in a tax benefit recorded of approximately $3,000.

U.S. dollars in thousands, except share and per share data

NOTE 14:- INCOME TAXES (CONT.)

f. Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	Deferred Tax Asset		Deferred Tax Liability		
	Non current	Current	Current	Non current	Total
As of December 31, 2006					
Deferred tax assets:					
Provision for doubtful accounts, vacation and others	$ -	$ 225	$ -	$ -	$ 225
Accrued severance pay, net	144	-	-	-	144
Trading marketable securities	-	21	-	-	21
Investments in subsidiaries, affiliates and other companies, net	36,918	-	-	(1,824)	35,094
Property and equipment and intangible assets	-	-	-	(1,435)	(1,435)
Tax loss carryforwards	29,704	-	-	-	29,704
Other	-	176	-	-	176
	$ 66,766	$ 422	$ -	$ (3,259)	$ 63,929
Deferred tax liabilities:					
Available-for-sale marketable securities	-	-	-	(59)	(59)
Valuation allowance [1]	(57,584)	(422)	-	1,910	(56,096)
	$ 9,182	$ -	$ -	$ (1,408)	$ 7,774

U.S. dollars in thousands, except share and per share data

NOTE 14:- INCOME TAXES (CONT.)

f. Deferred income taxes: (Cont.)

	Deferred Tax Asset		Deferred Tax Liability		
	Non current	Current	Current	Non current	Total
As of December 31, 2005					
Deferred tax assets:					
Provision for doubtful accounts, vacation and others	$ -	$ 201	$ -	$ -	$ 201
Accrued severance pay, net	156	-	-	-	156
Trading marketable securities	-	22	-	-	22
Investments in subsidiaries, affiliates and other companies, net	31,946	-	-	(1,848)	30,098
Property and equipment and intangible assets	28	-	-	(744)	(716)
Tax loss carryforwards	36,505	-	-	955	37,460
Other		356	-	-	356
	$ 68,635	$ 579	$ -	$ (1,637)	$ 67,577
Deferred tax liabilities:					
Available-for-sale marketable securities	-	-	-	(7,857)	(7,857)
			-		
Valuation allowance	(62,114)	(579)	-	-	(62,693)
	$ 6,521	$ -	$ -	$ (9,494)	$ (2,973)

[1] As of December 31, 2006, the valuation allowance for deferred tax assets, for which their reversal may be allocated to reduce other non-current intangible assets, aggregated approximately $1,200.

U.S. dollars in thousands, except share and per share data

NOTE 14:- INCOME TAXES (CONT.)

g. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income, is as follows:

	Year ended December 31,		
	2006	2005	2004
Income (loss) before taxes as reported in the consolidated statements of operations	$ (5,082)	$ 56,486	$ 111,734
Statutory tax rate	31%	34%	35%
Theoretical tax expense (income)	$ (1,575)	$ 19,205	$ 39,107
Equity in losses of affiliated companies	5,545	6,076	3,672
Non-deductible expenses, tax exempt and reduced tax rate	(154)	(639)	856
Differences arising from the basis of measurement for tax purposes	(2,534)	1,233	(1,024)
Deferred taxes on losses for which valuation allowance was provided	6,911	3,380	2,940
Reversal of valuation allowance	(7,422)	(19,618)	(28,680)
Difference relating to a change in the rate recognized as income in previous years*	1,015	1,990	-
Taxes in respect of previous years	(703)	(1,282)	1,147
Effect of change in tax rate	27	116	(2,917)
Actual tax expenses	$ 1,110	$ 10,461	$ 15,101
Effective tax rate	(21.7%)	18.5%	13.5%

* With respect to the sale of available for sale securities.

h. As of December 31, 2006 the Company had tax loss carryforwards of approximately $76,000, and its Israeli subsidiaries had tax loss carryforwards of approximately $25,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be set against future taxable income.

NOTE 15:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

a. The Company and its subsidiaries have operating lease agreements in respect of their premises for periods ending through 2011. Rent expenses amounted to approximately $803, $593 and $534 for the years ended December 31, 2006, 2005 and 2004, respectively. The future minimum rental payments under these agreements in the years following the balance sheet date are as follows:

First year	$ 661
Second year	619
Third year	504
Fourth year	299
Fifth year and thereafter	138
	$ 2,221

U.S. dollars in thousands, except share and per share data

NOTE 15:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (CONT.)

b. Certain of the Company's subsidiaries are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of Israel or the other institutions participated in financing up to an amount equal to 100% of the amount received by each company and in certain cases plus interest of Libor. As of December 31, 2006, the aggregate contingent royalty obligation amounted to approximately $3,281.

c. Elron and RDC provided guarantees to banks of up to $260 from total guarantees of $300 to secure bank loans made available to a subsidiary. After the balance sheet date, Elron and RDC provided additional guarantees of $180 from total guarantees of $200 to secure an additional bank loan granted to the subsidiary.

d. As of December 31, 2006 137,454 shares of Given held by RDC are pledged to Rafael to secure a loan in the amount of $2,000 provided to RDC by Rafael.

e. Legal proceedings:

1. During September 1999, the Company received a copy of a claim and a request to approve such claim as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The class action claim is for an amount of approximately $158,000, alternatively $123,000. The claim alleges that the defendants, by their decisions regarding the sale of Elscint's assets, caused damage to Elscint and its minority shareholders. The plaintiff seeks a court order requiring Elscint, or the other defendants, to purchase from each of the members of the represented class all shares held by them at a price of $27.46 per share. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed. In light of the decision on the said appeal by the Supreme Court as described in paragraph 2 below, the Company has requested directions from the Court in regard to this action.

2. On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company's holdings in Elbit Medical Imaging ("EMI") (the parent company of Elscint and formerly an affiliated company). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 16, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel. On December 14, 2006, the Supreme Court referred the matter back to the Haifa District Court in order to decide whether the claim should be recognized as a class action. Further to the Supreme Court's decision, on January 23, 2007, the plaintiffs filed an application with the Haifa District Court, requesting the Court's approval that the claim be recognized as a class action. The procedural manner in which the case will be handled has still not been determined

   In addition, in February 2001, the claimants submitted a revised claim similar to the previous one but not as a class action. It has not been determined when the defendants are required to file their statements of defense to the claim. The claimants and the defendants are currently involved in various proceedings, mostly regarding the disagreement concerning the court fees.

U.S. dollars in thousands, except share and per share data

NOTE 15:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (CONT.)

e. Legal proceedings: (Cont.)

3. During September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including the Company and certain officers and former officers of the Company) of the action described in paragraph 2 above and based substantially on the same facts of *such action*. The claims are for an undisclosed amount and also include a request to recognize the claims as class actions. The Court has determined that the defendants do not yet *have to file* statements of defense. The procedural manner in which the case will be handled has still not been determined.

The Company denies all the allegations set forth as described in paragraphs 1, 2 and 3, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, more likely than not, will cause dismissal of the above claims.

4. On September 20, 2006 Rafael Armaments Development Authority Ltd. ("Rafael") filed a claim with the Tel Aviv District Court against the company's 100% subsidiary, DEP Technology Holdings Ltd. ("DEP"), and RDC, 50.1% held by DEP and 49.9% held by Rafael, requesting the court to issue a declaratory order that Rafael is entitled to terminate the rights granted to RDC to commercialize technologies of Rafael for future development of products for use in non-military markets, pursuant to an agreement between DEP, RDC and Rafael. In December 2006, DEP and RDC filed statements of defense. The parties have agreed to refer to mediation proceedings.

Based on legal advice, the management is of the opinion that DEP and RDC have good defense arguments, which, more likely than not, will cause dismissal of the claim.

NOTE 16:- SHAREHOLDERS' EQUITY

a. Share capital

An ordinary share confers upon its holder voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.

b. Dividend

On September 5, 2005, Elron has declared a cash dividend of $3.00 per share, totaling approximately $88,500. The dividend was paid on September 27, 2005.

c. Options to employees

1. Options to Elron's Employees

The Company has various stock option plans under which the Company may grant options to purchase the Company's shares to officers, directors and employees of *the Company*. Such options have been granted mainly with exercise prices below market price at the date of the grant. Generally, the options vest over a four-year period from the *date of grant* in four equal annual portions. The options expire after 5 to 7 years from the date of grant.

U.S. dollars in thousands, except share and per share data

NOTE 16:- SHAREHOLDERS' EQUITY (CONT.)

c. Options to employees (Cont.)

1. Options to Elron's Employees (Cont.)

In May 2003, the Board of directors of the Company approved an option plan (the "2003 Option Plan") providing for the grant of 500,000 options to purchase 500,000 ordinary shares of the Company to eligible employees, directors and officers of the Company or of any subsidiaries of the Company. In March 2007 the 2003 option plan was increased by additional 500,000 options to purchase 500,000 ordinary shares shares of the Company. According to the option plan the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed.

As of December 31, 2006, 254,777 options were granted under the 2003 Option Plan at an average exercise price of $6.68 per share. The exercise price was adjusted to reflect the abovementioned dividend. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant.

	Year ended December 31, 2006			
	Number of options	Weighted average exercise price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding-beginning of the year	540,435	$ 11.88(*)		
Granted	10,000	9.05		
Exercised	(124,607)	5.78		
Forfeited	(102,719)	14.84		
Outstanding - end of the year	323,111	$ 9.27	2.14	1,532
Options exercisable at the end of the year	187,611	$ 10.73	1.69	863

	Year ended December 31,			
	2005		2004	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding-beginning of the year	574,702	$ 12.44	791,777	$ 12.01
Granted	120,000	9.69	20,000	12.41
Exercised	(69,031)	10.11	(218,290)	10.35
Forfeited	(85,236)	13.95	(18,785)	13.39
Outstanding - end of the year	540,435	$ 9.53(*)	574,702	$ 12.44
Options exercisable at the end of the year	281,435	$ 11.88(*)	259,369	$ 16.56

(*) After an adjustment as a result of the dividend distributed of $3 per share (see Note 16(b)).

U.S. dollars in thousands, except share and per share data

NOTE 16:- SHAREHOLDERS' EQUITY (CONT.)

c. Options to employees (Cont.)

1. Options to Elron's Employees (Cont.)

The weighted average fair values and weighted average exercise prices of options granted during the years ended December 31, 2006, 2005 and 2004 were as follows:

	For options with an exercise price on the grant date that:					
	Exceeds market price			Less than market price		
	Year ended December 31,			Year ended December 31,		
	2006	2005	2004	2006	2005	2004
Weighted average exercise prices	$ -	$ -	$ -	$ 9.05	$ 9.69	$ 12.41
Weighted average fair values on grant date	$ -	$ -	$ -	$ 3.89	$ 4.18	$ 5.51

2. The following table summarizes information regarding outstanding and exercisable options as of December 31, 2006:

	Options outstanding			Options exercisable	
Exercise price	Number outstanding at December 31, 2006	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number outstanding at December 31, 2006	Weighted-average exercise price
$ 5-7.838	199,111	1.81	$ 5.61	116,111	$ 5.32
$ 9.12-9.41	75,000	3.64	$ 9.19	22,599	$ 9.25
$ 18.87	24,000	1.47	$ 18.87	24,000	$ 18.87
$ 29.38	25,000	0.83	$ 29.38	25,000	$ 29.38
	323,111			187,611	

NOTE 16:- SHAREHOLDERS' EQUITY (CONT.)

c. Options to employees (Cont.)

3. In December 1999, the Company's shareholders approved a plan whereby the former Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,154 ordinary shares of the Company (the "1999 grant"). The options were granted ratably over a period of 3 years commencing February 2000 and are exercisable for a period of three years, commencing two years after the date of the grant. On February *2005 and February 2006, the first and* the second portion were expired.

   In March 2001, the Company's shareholders approved a plan whereby the former Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,000 ordinary shares of the Company (the "2001 grant"). The options were granted ratably over a period of 3 years commencing June 2001 and are exercisable for a period of three years, from the date of the grant. On June 2006, the first portion expired. The exercise prices of the options granted in June 2003 was $5.437 as adjusted for the abovementioned dividend distributed in 2005.

   In December 2004, 19,333 options at an exercise price per share of $8.34 from the 2001 grant were exercised into 8,623 shares. In December 2006, 19,385 options at an exercise price per share of $10.01 from the 1999 grant were exercised into 4,070 shares.

   As of grant date, the weighted average fair value of the remaining 2001 grant was $ 1.3 per share, respectively. The fair value was calculated using the Black & Scholes option-pricing model (see Note 2s for the assumptions used in the calculation).

   Upon exercise of the options, the option holder will be granted a number of shares reflecting the intrinsic value of the options exercised, as calculated at the exercise date, in consideration for their par value only. These plans were considered to be variable plans as defined in APB 25 (except for the third portion of the 2001 grant which was accounted for under SFAS 123, See Note 2s).

4. Compensation expense recorded during 2006 amounted to $ 344 (2005- $ 405, 2004- $545).

5. The balance of deferred compensation as of December 31, 2006 amounted to $406.

NOTE 17:- INCOME (LOSS) PER SHARE

	Year Ended December 31								
	2006			2005			2004		
	Income	Number of shares (in thousands)	Per share amount	Income	Number of shares (in thousands)	Per share amount	Income	Number of shares (in thousands)	Per share amount
Basic	3,032	29,532	$ 0.10	$47,335	29,437	$ 1.61	$84,133	29,266	$2.87
Effect of options of investees	(821)	-		(20)	-		(95)	-	
Effect of dilutive stock options	-	92		-	113		-	119	
Diluted	2,211	29,624	$ 0.07	47,315	29,550	$ 1.60	$84,038	29,385	$2.86

U.S. dollars in thousands, except share and per share data

NOTE 18:- EQUITY IN LOSSES OF AFFILIATED COMPANIES

	Year ended December 31,		
	2006	2005	2004
Affiliated companies:			
ESL[1]	-	-	4,706
Given	(5,107)	(2,036)	(2,573)
NetVision	5,059	1,576	(2,265)
Others[2]	(17,629)	(17,062)	(10,360)
	$ (17,740)	$ (17,522)	$ (10,492)

The equity in losses includes amortization of intangible assets embedded in to the investments in affiliated companies.

[1] Through the sale date, see Note 7d(1).

[2] Including equity in net losses of consolidated entities through the dates of commencement of consolidation and of previously consolidated entities from the date they ceased to be consolidated.

NOTE 19:- GAIN FROM DISPOSAL OF BUSINESSES AND AFFILIATED COMPANIES AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES, NET

	Year ended December 31,		
	2006	2005	2004
ESL (See Note 7d(1))	$ -	$ -	$ 105,171
Given (See Note 7d(2))	(975)	666	21,667
KIT (See Note 7d(4))	-	-	5,302
Netvision (See Note 7d(7))	1,802	2,989	-
Oren (See Note 7d(6))	-	19,673	-
AMT (See Note 7 d(8))	985	-	-
Galil Medical (See Note 3b)	742	-	-
Others	(7)	-	256
	$ 2,547	$ 23,328	$ 132,396

NOTE 20:- OTHER INCOME, NET

	Year ended December 31,		
	2006	2005	2004
Gain (loss) from sale and increase (decrease) in market value of:			
Partner shares (see Note 8(2))	$ 24,977	$ 56,423	$ -
Zix shares [1]	-	-	5,360
Zoran shares (see Note 7(d)(6))	-	1,053	-
Other companies, net	13	133	(5)
Other than temporary decline in investments	-	(568)	(803)
Bank loan extinguishment[2]	2,708	-	-
Equity in losses of partnerships	(672)	174	(7)
Dividend from Partner	1,781	381	-
Other	503	1,052	204
	$ 29,310	$ 58,648	$ 4,749

U.S. dollars in thousands, except share and per share data

NOTE 20:- OTHER INCOME, NET (CONT.)

Realized gains from sale of available-for-sale securities amounted to approximately $25,000, $57,500 and $5,400 in the years ended December 31, 2006, 2005 and 2004, respectively. The proceeds from such sales amounted to approximately $39,800, $103,000 and $8,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Regarding an other than temporary decline in value of other investments see Note 8(3).

(1) The Zix Common stock had been accounted for as available for sale securities in accordance with SFAS 115. In 2004 the Company sold 854,701 shares in consideration for approximately $8,100 resulting in a realized gain of approximately $5,400 ($3,600 net of tax).
(2) In February 2006, Mediagate's bank loan in the amount of approximately $2,800 was settled in consideration for $100. As a result, according to the provisions of FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", Elron recorded in the first quarter of 2006 a gain of approximately $2,700.

NOTE 21:- FINANCING INCOME, NET

	Year ended December 31,		
	2006	2005	2004
Income:			
Interest on cash equivalents, bank deposits, debentures and loans	$ 5,854	$ 6,473	$ 2,577
Foreign currency gains	493	1,532	862
	6,347	8,005	3,439
Expenses:			
Interest on short-term credit, long-term loans and others	780	1,333	586
Foreign currency losses	1,112	88	1,420
	1,892	1,421	2,006
(Gain) Loss from sale of debentures	(114)	192	-
Other than temporary decline in value of Available for sale Debentures	518	909	-
	$ 4,051	$ 5,483	$ 1,433

NOTE 22:- DISCONTINUED OPERATIONS

During 2005, the Company sold all of its shares of the ET Group, which met the definition of a component under SFAS 144 (See Note 3a). Accordingly, the results of operations of the ET Group and the gain resulting from the disposal of the ET Group have been classified as discontinued operations in the statement of operations.

U.S. dollars in thousands, except share and per share data

NOTE 22:- DISCONTINUED OPERATIONS (CONT.)

a. The following is the composition of discontinued operations:

	2005	2004
Loss from operations of discontinued components		
ET Group (See Note 3a): *		
Impairment of goodwill	(1,329)	(1,980)
Impairment of intangible assets and property and equipment	-	(2,904)
Operating losses	(2,734)	(3,027)
	$ (4,063)	$ (7,911)
ESW (Elron SW-formerly 97% held by Elron)	-	(454)
	(4,063)	(8,365)
Gain on disposal		
ET Group (See Note 3a)	213	-
	213	-
	$ (3,850)	$ (8,365)
* Pre tax loss of ET group	$ (4,063)	$ (7911)
* Pre-tax loss of ESW	$ -	$ (454)

Revenues relating to the ET Group discontinued operations for the years ended December 31, 2005 and 2004 were $2,954 and $5,065, respectively.

NOTE 23:- RELATED PARTY TRANSACTIONS

a. Balances with related parties:

	December 31	
	2006	2005
Trade receivables:		
Affiliated companies	$ -	$ 4,984
Other receivables:		
Affiliated companies	78	9
Other companies	17	50
	95	59
Long-term receivables:		
Other companies	467	434
	$ 562	$ 5,477

U.S. dollars in thousands, except share and per share data

NOTE 23:- RELATED PARTY TRANSACTIONS (CONT.)

b. Income and expenses from affiliated and other companies:

	Year ended December 31,		
	2006	2005	2004
Income:			
Revenues	$ 6,699	$ 8,046	$ 7,182
Interest and commission for guarantees	362	235	142
Participation in Directors' remuneration	84	68	38
Participation in expenses	15	25	89
Costs and Expenses:			
Participation in expenses	17	19	40
Directors' remuneration	71	91	30

c. Option to the former Chairman of the Board and Chief Executive Officer - see Note 16c(3).

d. See Note 7(d)(7) regarding the Barak Merger and GlobCall Merger with NetVision.

e. See Note 8(4)(a) regarding the investment in Jordan Valley.

f. See Note 7(d)(2)(f) regarding the investment in Given.

g. The Company holds certain investments together with DIC as of December 31, 2006, the significant of which are as follows:

	% holding by	
	DIC	Elron and RDC
Given	14.0	25.4%
NetVision (see also Note 7(d)(7))	36.1	36.1%
Galil	12.7	29.0%

U.S. dollars in thousands, except share and per share data

NOTE 24:- ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized gains on securities	Foreign currency translation adjustments	Total
Balance as of January 1, 2005 (net of tax effect of $32,300)	58,213	(496)	57,717
Unrealized gains on available for sale securities (net of tax effect of $5,359)	(10,450)	-	(10,450)
Reclassification adjustment for realized gain and other than temporary decline in value included in net income (net of tax effect of $20,601)	(36,335)	-	(36,335)
Foreign currency translation adjustments	-	(191)	(191)
Balance as of December 31, 2005 (net of tax effect of $6,340)	$ 11,428	$ (687)	$ 10,741
Unrealized gains on available for sale securities (net of tax effect of $2,579)	6,493	-	6,493
Reclassification adjustment for realized gain and other than temporary decline in value included in net income (net of tax *effect of* $8,593)	(16,645)	-	(16,645)
Foreign currency translation adjustments	-	709	709
Balance as of December 31, 2006 (net of tax effect of $326)	$ 1,276	$ 22	$ 1,298

NOTE 25:- BUSINESS SEGMENT

a. Subsequent to the sale of the ET Group (see Note 3a) the Company operates in one segment, namely the "Other Holdings and Corporate Operations". This segment includes corporate headquarters and reflects the investments in companies that operate in the fields of *medical devices, communications, semiconductors, software products and services and clean technology.*

The ET Group, which comprised the system and projects segment was sold on December 29, 2005 and therefore has been classified as discontinued operations. The operations of the System and Projects segment included development and supply of software solutions for the management of large and complex communication and internet networks.

b. Revenues according to location of customers are as follows:

	2006	2005	2004
Israel	$ 337	$ 271	$ 49
USA	9,061	9,781	8,688
Europe	625	802	511
Asia	2,840	1,792	2,017
	$ 12,863	$ 12,646	$ 11,265

U.S. dollars in thousands, except share and per share data

NOTE 25:- BUSINESS SEGMENT (CONT.)

c. Revenues from major customers were as follows:

	2006	2005	2004
In the Other Holdings and Corporate Operations segment:			
Oncura (See Note 23)	52%	64%	64%

d. The majority of the long-lived assets are located in Israel.

NOTE 26:- RECONCILIATION TO ISRAELI GAAP

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. Had the consolidated financial statements been prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), the effects on the financial statements would have been as follows:

a. Effect on the statement of operations:

	As reported	Adjustments	As per Israeli GAAP
For the year ended December 31, 2006:			
Net income	$ 3,032	$ (15,130)	$ (12,098)
Basic net income per share	0.10	(0.51)	(0.41)
Diluted net income per share	0.07	(0.50)	(0.43)
For the year ended December 31, 2005:			
Net income	$ 47,335	$ 7,147	$ 54,482
Basic net income per share	1.61	0.24	1.85
Diluted net income per share	1.60	0.24	1.84
For the year ended December 31, 2004:			
Net income	$ 84,133	$ 7,896	$ 92,029
Basic net income per share	2.87	0.27	3.14
Diluted net income per share	2.86	0.27	3.13

U.S. dollars in thousands, except share and per share data

NOTE 26:- RECONCILIATION TO ISRAELI GAAP (CONT.)

b. Effect on the balance sheet:

	As reported	Adjustments	As per Israeli GAAP
As of December 31, 2006:			
Investments in other companies and long term receivables	$ 68,215	$ (61,297)	$ 6,918
Investment in affiliated companies	100,392	18,683	119,075
Total assets	326,249	(58,970)	267,279
Deferred taxes	1,408	(1,064)	344
Retained earnings	13,703	21,488	35,191
Total equity	297,504	(59,927)	237,577
As of December 31, 2005:			
Investments in other companies and long term receivables	$ 73,931	$ (67,694)	$ 6,237
Investment in affiliated companies	102,780	4,630	107,410
Total assets	353,773	(75,361)	278,412
Deferred taxes	9,494	(9,774)	(280)
Retained earnings	10,671	36,605	47,276
Total equity	302,116	(54,216)	247,900

c. Material adjustments:

The abovementioned adjustments result mainly from the differences between U.S. GAAP and Israeli GAAP detailed below:

1. As described in Note 2i, under U.S. GAAP the equity method of accounting is no longer being applied in investments that are not common stock or in-substance common stock, regardless of the Company's ability to significantly influence the investee's operational and financial policies. Under Israeli GAAP, if the investor is able to exercise significant influence over the investee's operational and financial policies, the equity method of accounting shall be applied. The effect of the aforementioned difference on net income for 2006, 2005 and 2004 was a decrease in net income under Israeli GAAP of approximately $24,700 , $7,900 and $300, respectively.

2. As described in Note 2c, under US GAAP, in consolidated subsidiaries, when complex ownership structure exists, such as that the minority investment is in the form of a preferred security or other senior security which entitles the holders to a preference in liquidation and dividends, losses cannot be allocated that would reduce the carrying amount of the minority investment to the lower of the amount invested or liquidation value.Under Israeli GAAP, losses can be allocated to the minority up to the carrying amount of the minority investment. The effect on net loss in 2006 under Israeli GAAP amounted to a decrease in the net loss of approximately $ 1,700 .

U.S. dollars in thousands, except share and per share data

NOTE 26:- RECONCILIATION TO ISRAELI GAAP (CONT.)

c. Material adjustments: (Cont.)

3. As described in Note 8(2), Elbit sold in 2006 and 2005 3,091,361 and 12,765,190 shares of Partner, respectively. According to accepted practice in Israel, the merger between Elron and Elbit which occurred in May 2002, was considered a transaction with controlling shareholders and therefore the assets and liabilities of Elbit were recorded by Elron according to their carrying values in Elbit at the date of the merger. The carrying value of Partner shares was approximately $7 and $30, respectively and therefore the gain after tax recorded in respect of the above sale of Partner shares based on Israeli GAAP in 2006 and 2005 amounted to approximately $28,200 and $69,700, respectively, as compared to approximately $21,200 and $45,400 under US GAAP, respectively.

4. According to U.S. GAAP the transfer of Galil's business in exchange for an interest in Oncura which occurred in May 2003 was recorded in 2003 at fair value and according to Israeli GAAP, the aforementioned exchange was accounted for as an exchange of similar productive assets, and therefore the investment in Oncura was recorded at the carrying value of the assets transferred.

   As described in Note 7(d)(9), under US GAAP the company recorded in 2006 and 2005, impairment losses on the investment in Oncura in the amount of $6,100 and $5,100, respectively ($2,500 and $2,100 net of minority interest, respectively). Under Israeli GAAP, since the investment in Oncura was recorded at the carrying value of the assets transferred, no impairment was recorded.

   As described in Note 3(b), On December 31, 2006 Galil sold its interest in Oncura and purchased from Oncura the urology related cryotherapy business. As a result of the difference in the carrying value amount of the investment in Oncura, as described above, Galil recorded a loss in the amount of approximately $1,700 (not including transaction costs) under U.S GAAP and a gain of approximately $10.4 million (not including transaction costs). Elron's share in the above loss under US GAAP amounted to $0.6 million and its share in the above gain under Israeli GAAP amounted to approximately $2,300.

5. Under U.S GAAP, a valuation allowance is recorded to reduce amounts of deferred tax assets when it is not more likely than not that assets will be realized. Under Israeli GAAP, deferred tax assets are recorded only if it is probable that the Company will have, in the future, sufficient taxable income in order to realize the deferred tax assets. The aforementioned difference under U.S GAAP resulted in an increase in net income in 2006 and 2005 of $2,700 and $5,170, respectively.

6. Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value are charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost, while current investments in marketable securities are presented at fair value, with changes in fair value charged (or credited) to the income statement. The effect on net income in 2006, 2005 and 2004 amounted to an increase in income of approximately $89, $0 and $3,000, respectively.

7. In 2005 Elbit reversed valuation allowance in respect of deferred tax assets of approximately $14,500 (of which approximately $3,900 was recorded as a reduction of goodwill) relating to carryforward losses. According to U.S. GAAP, when at the acquisition date, a full valuation allowance is recorded to offset deferred tax assets in respect of loss carryforwards and subsequent to that date, the valuation allowance is reduced by recording a tax benefit in respect of those loss carryforwards, the entire tax benefit should be recorded as an adjustment to goodwill and other intangible assets. Under Israeli GAAP, only the portion of the tax benefit relating to the interest acquired was recorded as an adjustment to additional paid-in capital while the portion relating to the interest previously held by the company was recorded as a tax benefit in net income. The effect on net loss in 2005 amounted to a reduction in losses of approximately $1,500.

U.S. dollars in thousands, except share and per share data

NOTE 26:- RECONCILIATION TO ISRAELI GAAP (CONT.)

c. Material adjustments: (Cont.)

8. As described in Note 7(d)(6), Elron sold all of its holdings in Oren in the second quarter of 2005. Since Under U.S GAAP we used the equity method of accounting from the first investment in Oren and Under Israeli GAAP from the first time Elron could exercise significant influence in Oren, Elron's investment in Oren at the date of sale under US GAAP was lower by $5,000 than such investment under Israeli GAAP. As a result, the gain recorded under Israeli GAAP for the sale of the investment in Oren in 2005, amounted to approximately $12,200, net of tax, compared to a gain, of approximately $17,200, net of tax under US GAAP.

9. As discussed in Note 14d, corporate tax rates were progressively reduced in Israel. The effect of the change in the tax rate under Israeli GAAP amounted to an income taxes charge in 2005 and in 2004 of approximately $0 and $400, while under U.S. GAAP the effect of this change amounted to a tax benefit in 2005 and 2004 of $200 and $3,000, respectively. The difference resulted mainly from the difference between the deferred tax liability under Israeli and U.S. GAAP.

10. According to U.S. GAAP, the gain arising from the initial public offering of Given was accounted for as an equity transaction, as Given was a development stage company at the time. According to Israeli GAAP, this gain was recognized in the statement of operations over three years from the date of the public offering. The effect on net income in 2004 amounted to an increase in income under Israeli GAAP of approximately $2,300.

11. As discussed in Note 7d(1), on July 28, 2004 Elron sold its shares in ESL. Due to the difference in the carrying amount of the investment in ESL between Israeli GAAP and U.S. GAAP (resulting mainly from the merger of ESL and EL-OP in 2000, which was accounted for by the purchase method under U.S. GAAP and as a non-monetary exchange of similar assets under Israeli GAAP), the gain resulting from the sale of ESL under U.S. GAAP is different than the aforementioned gain under Israeli GAAP. The gain recorded under Israeli GAAP amounted to $116,000, which net of tax was $102,900.

12. Accounting Standard No. 29 - Adoption of International Financial Reporting Standards (IFRS):

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" ("the Standard"). Pursuant to the Standard, companies that are subject to the provisions of the Securities Law, 1968, and that are required to report according to the regulations published thereunder, will be required to prepare their financial statements in accordance with IFRS starting from the period commencing on January 1, 2008.

Since the financial statements are in accordance to US GAAP, the Company includes in its financial statements a note of reconciliation between US GAAP and Israeli GAAP. Commencing January 1, 2008 the Company will include reconciliation between US GAAP to IFRS in a note to its financial statements.

The Company is evaluating the effect of the new Standard on its financial statements.

■ ■ ■

U.S. dollars in thousands, except share and per share data

Details relating to major investments as of December 31, 2006:

	% of ownership interest [1]	Carrying value of the investment as of December 31, 2006 [2]	Market value of the publicly traded investments as of	
			December 31, 2006	March 13, 2006
Consolidated Companies:				
Starling [3]	50%	(32)	-	-
SELA [3]	39%	224	-	-
Medingo [3]	50%	1,050	-	-
Affiliated Companies (equity):				
Given Imaging Ltd. (NASDAQ: GIVN) [3]	21%	67,820	115,257	124,191
NetVision Ltd. (TASE: NTSN)	36%	13,119	53,998	59,680
ChipX	29%	2,029	-	-
CellAct Ltd.	45%	357	-	-
AMT	34%	2,767	-	-
Wavion, Inc.	38%	(149)	-	-
Pulsicom Israel Technologies Ltd.	18%	10	-	-
3DV Systems Ltd. [3]	44%	2,494	-	-
Galil Medical Ltd. [3]	20%	4,772	-	-
Notal Vision, Inc.	23%	135	-	-
Available for Sale:				
EVS (NASDAQ: EVSNF.OB)	10%	1,120	1,438	1,358
MWise Inc.	10%	817	817	1,653
Partnership:				
Gemini Israel Fund L.P.	5%	16	-	-
InnoMed Ventures L.P.	14%	3,313	-	-
Cost:				
Jordan Valley	27%	8,137	-	-
Impliant Inc.	22%	8,340	-	-
Teledata Ltd.	21%	16,000	-	-
NuLens Ltd.	29%	4,360	-	-
BrainsGate	22%	6,949	-	-
Enure	41%	2,215	-	-
Safend Ltd.	26%	3,700	-	-
Neurosonix	16%	2,850	-	-
Atlantium	31%	10,000	-	-

[1] On the basis of the outstanding share capital.

[2] Includes loans and convertible notes.

[3] Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.

[4] Represents Elron's share in the carrying value and the ownership interest of the investment in Galil's books

■ ■ ■

CORPORATE HEADQUARTERS

Elron Electronic Industries Ltd.
3 Azrieli Center
The Triangle Building, 42nd floor
Tel-Aviv 67023, Israel
Tel: +972-3-607-5555
Fax: +972-3-607-5556
Email: elron@elron.net
Website: www.elron.com

TRANSFER AGENT AND REGISTRAR

The American Stock Transfer & Trust Company is the Transfer Agent and Registrar for the Company's common stock and maintains shareholder accounting records. Contact the Transfer Agent regarding questions pertaining to change of address and account names. Shareholders who receive multiple copies of the Company's reports can avoid inconvenience and save the Company the expense of multiple mailing by consolidating their accounts.

Redundant mailing to a single household, where accounts exist in more than one name, may also be eliminated. In their correspondence, the shareholders should state the exact name(s) in which the stock is registered, the certificate number(s), as well as old and new information pertaining to the account.

CONTACT

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
Tel: +1-718-921-8275

STOCK LISTING

Elron's common stock is traded on the Tel-Aviv Stock Exchange and on the Nasdaq National Market under the symbol ELRN.

BOARD OF DIRECTORS

Arie Mientkavich, Chairman
Avraham Asheri
Prof. Gabi Barbash
Prof. Yair Be'eri
Ari Bronshtein
Nochi Dankner
Ami Erel
Avraham Fischer
Yaacov Goldman
Shay Livnat
Dori Manor
Arie Ovadia
Amos Shapira

OFFICERS

Doron Birger, President & CEO
Rinat Remler, Vice President & CFO
Moshe Fourier, Vice President & CTO
Yair Cohen, Vice President
Assaf Topaz, Vice President
Elad Frenkel, Director of Business Development
Paul Weinberg, General Counsel & Corporate Secretary
Mira Rosenzweig, Director of Finance

INDEPENDANT AUDITORS

Kost Forer Gabbay & Kasierer
(a member of Ernst & Young Global)

LEGAL COUNSEL

Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co, Tel-Aviv
Kramer Levin Naftalis & Frankel, LLP New York

GRAPHIC DESIGN AND PRODUCTION

Strudel Design

ILLUSTRATIONS

Boaz Ben Uri

COPYWRITING

Ines Ehrlich

Identifying the next technology breakthrough

> *"During 2006, the majority of our group companies achieved major developments and important milestones in their respective fields, creating a solid and highly promising group of companies with significant potential to enhance shareholder value in the year ahead."*
>
> \- Doron Birger, President and CEO, Elron

Building the next industry leaders


ELECTRONIC
INDUSTRIES LTD.

A member of the IDB Holding Group

Elron Electronic Industries Ltd.
3 Azrieli Center
The Triangle Building, 42nd floor
Tel Aviv 67023, Israel
Tel: +972-3-607-5555
Fax: +972-3-607-5556
Email: elron@elron.net
www.elron.com

END